     As Filed with the Securities and Exchange Commission October 6, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                               ----------------
                        Alpha Technologies Group, Inc.
            (Exact name of registrant as specified in its charter)

        Delaware                                           76-0079338
(State or Other Jurisdiction of                         (I.R.S. Employer
Inorporationcor Organization)                        Identification Number)

                          11990 San Vicente Boulevard
                             Los Angeles, CA 90049
                                (310) 566-4005
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                               ----------------
                            Robert W. Forman, Esq.
                          c/o Shapiro Forman & Allen
                              380 Madison Avenue
                              New York, NY 10017
                                (212) 972-4900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                               ----------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1), check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                       Proposed       Proposed
 Title of each Class of    Amount      Maximum        Maximum      Amount of
    Securities to be       to be    Offering Price   Aggregate    Registration
       Registered        Registered  Per Share(1)  Offering Price     Fee
------------------------------------------------------------------------------
Common Stock, $.03 par
 value.................   271,000       $14.26       $3,864,460    $1,020.22
------------------------------------------------------------------------------
------------------------------------------------------------------------------

   (1)Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee is calculated using the high and low sales price of the common stock of Alpha Technologies Group, Inc. as reported on the Nasdaq National Market on October 4, 2000. The Company anticipates offering the shares at a discount to the closing price as of the effective date.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8 (a) of the Securities Act OF 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8 (a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +securities and exchange commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION,
                             DATED OCTOBER 6, 2000

PROSPECTUS

                                 271,000 Shares

                         Alpha Technologies Group, Inc.
                                  Common Stock

                                  -----------

  We are conducting a rights offering to our stockholders of 271,000 shares of Common Stock. Under this offering, each stockholder of record as of the close business on October 20, 2000 will receive one non-transferable subscription right for each 25 shares of common stock held on October 20, 2000 to purchase one share of our common stock at $ per share. If you exercise all of your subscription rights, you may also have the opportunity to purchase additional shares at the same price.

  Stockholders may exercise the subscription rights for a period of   days
beginning on     , 2000 and ending at 5 p.m., New York City time, on     ,
2000.

  The subscription rights may not be sold or transferred. The subscription rights will not be listed for trading on any stock exchange or trading market.

  Two of our directors have advised us that they intend to exercise their basic subscription privilege in full, and have further advised us that they intend to exercise their over-subscription privileges for any and all shares of common stock not purchased by other stockholders. Accordingly we expect to receive
gross proceeds of at least $   .

                                                     Subscription  Proceeds To
                                                        Price     Our Company(1)
                                                     ------------ --------------
Per Share...........................................     $             $
Total...............................................     $             $

-----
(1) Before deducting expenses associated with this offering, which we shall pay. We estimate that these expenses will total approximately $70,000.

  Our common stock is quoted on the Nasdaq National Market System under the trading symbol ATGI. On October , 2000, the closing price of a share of our
common stock on Nasdaq was $   .

  Investing in our common stock involves risks. see "Risk Factors" beginning on page 24.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

  No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. This prospectus does not constitute an offer to sell or a solicitation of any offer to sell or solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                  -----------

                The date of this Prospectus is October  , 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information on the Company........................................   3

Our Company.................................................................   4

Recent Developments.........................................................   4

Uncertainty of Forward-Looking Statements...................................   4

Questions and Answers About the Rights Offering.............................   5

Summary.....................................................................  10

Selected Financial Data.....................................................  13

Management Discussion and Analysis of Operations and Financial Condition....  14

Pro Forma Financial Information.............................................  21

Risk Factors................................................................  25

Use of Proceeds.............................................................  27

Determination of Subscription Price.........................................  27

Description of Capital Stock................................................  28

Price Range of Common Stock.................................................  29

The Rights Offering.........................................................  30

Subscription Agent..........................................................  36

Plan of Distribution........................................................  36

Information Agent...........................................................  36

Legal Matters...............................................................  37

Experts.....................................................................  37

Indemnification of Directors and Officers...................................  38

Index to Financial Statements............................................... F-1

                      AVAILABLE INFORMATION ON THE COMPANY

   We filed a registration statement on Form S-2 to register with the Securities and Exchange Commission ("SEC") the shares of our common stock offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

   We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

   We incorporate by reference the documents listed below and, until this offering has been completed, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1.  Annual Report on Form 10-K for the year ended October 31, 1999;

     2. Quarterly Reports on Form 10-Q for the quarters ended January 30, 2000, April 30, 2000 and July 30, 2000;

     3. Current Report on Form 8-K dated July 28, 2000; and

     4. Proxy statement on Schedule 14A for the 2000 Annual Meeting of Shareholders dated March 6, 2000.

   You may request free copies of these filings by writing or telephoning us at the following address:

                            Chief Financial Officer
                         Alpha Technologies Group, Inc.
                         1155 Dairy Ashford, Suite 216
                               Houston, TX 77094
                                 (281) 759-7740

   You should only rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

                                  OUR COMPANY

   Through our subsidiaries, we are one of the leading manufacturers of thermal management products. Thermal management products, principally heat sinks, are devices made out of fabricated aluminum extrusions that have high surface area to volume ratios and are engineered to dissipate unwanted heat generated by electronic components. As systems become increasingly more powerful and packaging becomes smaller, the need to dissipate heat becomes more important to the reliability and functioning of electronic systems. Our thermal management products serve the microprocessor, computer, automotive, telecommunication, industrial controls, transportation, power supply, factory automation, consumer electronics, aerospace and the defense industries. We conduct our thermal management business through several wholly owned subsidiaries: Wakefield Engineering, Inc. ("Wakefield"), which includes the Wakefield-Fall River (Fall River, MA) and Wakefield-Temecula (Temecula, CA) divisions, Specialty Extrusion Corp. ("Specialty", formerly known as Wakefield Extrusion Corp.) and Lockhart Industries, Inc. ("Lockhart").

   We were incorporated as Synercom Technology, Inc., in Texas in 1969. We changed the state of incorporation to Delaware in 1983 and in 1995, changed our corporate name to Alpha Technologies Group, Inc. Our principal executive offices are located at 11990 San Vicente Boulevard, Suite 350, Los Angeles, California 90049, (310) 566-4005.

                              RECENT DEVELOPMENTS

   During our most recent fiscal year, which goes from November 1, 1999 through October 29, 2000, we made several changes to our business. In July, 2000, we sold our connector business (which was called Uni-Star Industries, Inc. and sold products under the Microdot tradename) to a subsidiary of Tyco Electronics for approximately $12,300,000. We also decided to sell our custom design subsystems operations, located near Philadelphia, PA for approximately $2,200,000 to the person that was our general manager in that facility.

   As a result of the two transactions described above, we raised approximately $14,000,000 which we plan to use to expand our thermal management business. In that connection, on September 18, 2000, we signed an agreement to purchase the stock of National Northeast Corporation ("NNE"), a leading manufacturer of aluminum extrusions and heat sinks, our principal business. The purchase price for such acquisition is $52,000,000. To fund the acquisition of NNE, we propose to enter into a loan agreement pursuant to which we can borrow up to $50,000,000 from Union Bank of California and to use the proceeds of this offering and our cash on hand. At the Closing of the NNE Transaction and this Offering, assuming that we sell Malco before then, we anticipate having approximately $7.3 million in cash on hand and/or availability under the proposed bank agreement. If we do not sell Malco, our cash and borrowing availability will be approximately $5.1 million.

   We believe the acquisition of NNE will bring new customers and products to our business. In addition, we expect NNE's state of the art facility will expand our capacity and extrusion capabilities. We believe this transaction is an important step in our plans to focus our resources exclusively on building our thermal management business.

   We urge you to read the financial information about NNE and the pro forma
financial information of the Company which appears on pages   of this
Prospectus.

                   UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. These statements include statements regarding our intent, belief or current expectations. You are cautioned that any forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements. In addition to those factors discussed under "Risk Factors," other factors that could cause actual results to differ materially from those indicated by the forward-looking statements are:

  .  the impact of general economic conditions;

  .  industry conditions, including competition; and

  .  capital expenditure requirements;

   Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. The forward-looking statements reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the various factors identified in this prospectus and the documents incorporated by reference herein which could cause actual results to differ.

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

What Is a Rights Offering?

   A rights offering is an opportunity for our stockholders to purchase additional shares of common stock at a fixed price to be determined before the rights offering begins and in an amount proportional to the stockholders' existing interests. This rights offering enables our Company to raise additional capital while enabling you to maintain your current percentage ownership in our Company.

What Is a Subscription Right?

   We are distributing to you at no charge, one subscription right for every 25 shares of common stock that you owned on October 20, 2000. We will not distribute any fractional subscription rights, but will round the number of subscription rights you receive down if the fraction is less than .5 and up if the fraction is .5 or greater. Each subscription right entitles you to purchase
one share of common stock for $    . When you "exercise" a subscription right,
you choose to purchase the common stock that the subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

What Is the Basic Subscription Privilege?

   The basic subscription privilege of each subscription right entitles you to purchase one share of our common stock at a subscription price of $ .

What Is the Over-subscription Privilege?

   We do not expect that all of our stockholders will exercise all of their basic subscription rights. By extending over-subscription privileges to our stockholders, we are providing stockholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares that are not purchased by other stockholders through the exercise of their basic subscription privileges. The over-subscription privilege entitles you, if you fully exercise your basic subscription privilege, to subscribe for additional shares of common stock not acquired by other holders of rights at the same subscription price of $ per share.

What Are the Limitations on the Over-subscription Privilege?

   We will issue a maximum of 271,000 shares of common stock in this rights offering. The number of shares available for over-subscription privileges will be 271,000 minus the number of shares purchased upon exercise of all basic subscription privileges. If sufficient shares are available, we will seek to honor the over-subscription requests in full. If the over-subscription requests exceed the number of shares available, we will allocate the available shares among stockholders that are over-subscribed in proportion to the number of shares purchased by those over-subscribing stockholders through the basic subscription privilege. However, if your pro rata allocation exceeds the number of shares you requested, you will receive only the number of shares that you requested, and the remaining shares from your pro rata allocation will be divided among other stockholders exercising their over-subscription privileges that have subscribed for additional shares in proportion to the number of shares purchased by that group of over-subscribing stockholders through the basic subscription privilege.

   You should know that Marshall D. Butler, a Director and a principal stockholder of the Company and Lawrence Butler, Chairman, Chief Executive Officer, a Director and a principal stockholder of the Company, have indicated that they intend to purchase any shares that are unsubscribed. See "The Rights Offering--Over Subscription Privilege" for a more detailed explanation of how we will make this allocation.

Why Are We Engaging in a Rights Offering?

   We are offering the subscription rights to our current stockholders in order to raise approximately $3,000,000 in additional capital. We need additional funds to complete the NNE Transaction. Instead of selling additional shares of common stock to outside parties or raising funds through additional debt, our Board of Directors has chosen to give you the opportunity to buy more shares and provide us with additional capital. Of course, we cannot assure you that we will not need to seek additional financing in the future.

How Many Shares May I Purchase?

   You will receive one subscription right for every 25 shares of common stock that you owned on October 20, 2000. We will not distribute fractional subscription rights, but will round the number of subscription rights you receive down to the nearest whole number if the fraction is less than .5 and up to the nearest whole number if the fraction is .5 or greater. Each subscription right entitles you to purchase one share of common stock for $ .

   If you exercise all of the subscription rights that you receive, you may have the opportunity to purchase additional shares of common stock. On the accompanying rights exercise agreement, you may request to purchase as many additional shares as you wish for $ per share. We may honor all of the over-subscription requests, but if not, you may not be able to purchase as many shares as you requested on your rights exercise agreement.

How Did We Arrive at the Offering Price per Share?

   Our Board of Directors considered several factors in determining the price at which a share of common stock may be purchased in this rights offering. These factors include the historic and current market price of the common stock, our business prospects, our recent and anticipated operating results, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, the liquidity of our common stock, and the need to offer shares at a price that would be attractive to our investors relative to the current trading price of our common stock. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price.

How Do I Exercise My Subscription Rights?

   You must properly complete the accompanying rights exercise agreement and deliver it on to the Subscription Agent before 5 p.m., New York City time, on
    , 2000. The address for the Subscription Agent is on page . Your rights exercise agreement must be accompanied by proper payment for each share that you wish to purchase, including any shares you wish to purchase through the over-subscription privilege.

What Forms and Payment Are Required to Purchase Shares?

   You received along with this prospectus a rights exercise agreement and instructions on how to purchase shares. You must properly fill out, execute and deliver the rights exercise agreement along with full payment to American Stock Transfer & Trust Company, the subscription agent, before the expiration date. You may also use an alternate procedure called "Notice of Guaranteed Delivery," which allows an extra three days to deliver the rights exercise agreement if full payment is received before the expiration date and a securities broker or qualified financial institution signs the form to guarantee that the rights exercise agreement will be timely delivered. See "The Rights Offering--Special Procedure under Notice of Guaranteed Delivery' Form" on page 32 for further information regarding this procedure.

What If a Broker, Bank or Other Nominee Is the Record Holder of My Common
Stock?

   If you wish to exercise your rights and purchase our common stock, please promptly contact the broker, bank or other company holding your common stock. Your broker or other nominee record holder must exercise the rights on your behalf for shares you wish to purchase or arrange for a rights exercise agreement to be issued in your name so that you may directly exercise the rights.

How Long Will the Rights Offering Last?

   You will be able to exercise your subscription rights only during a limited period. IF YOU DO NOT EXERCISE YOUR SUBSCRIPTION RIGHTS BEFORE 5 P.M., NEW YORK
CITY TIME, ON     , 2000, YOUR SUBSCRIPTION RIGHTS WILL EXPIRE. We may, in our
discretion, extend the rights offering for an additional days. In addition, if the commencement of the rights offering is delayed, the expiration date will similarly be extended.

After I Exercise My Subscription Rights, Can I Change My Mind?

   No. Once you send in your rights exercise agreement and payment, you cannot revoke the exercise of your subscription rights, even if you later learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $ per share.

Is Exercising My Subscription Rights Risky?

   The exercise of your subscription rights involves certain risks. Exercising your subscription rights means buying additional shares of our common stock, and you should carefully consider this investment as you would view other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors."

What Happens If I Choose Not to Exercise My Subscription Rights?

   You will retain your current number of shares of common stock in our company even if you do not exercise your subscription rights. However, if other stockholders exercise their subscription rights and you do not exercise your basic subscription privilege in full, your percentage ownership interest in our Company will diminish, and your relative voting rights and economic interests will be diluted.

Can I Sell or Give Away My Subscription Rights?

   No.

Must I Exercise My Subscription Rights?

   No.

What Are the Federal Income Tax Consequences of Exercising My Subscription
Rights?

   The receipt and exercise of your subscription rights are intended to be nontaxable. You should seek specific tax advice from your personal tax advisor.

When Will I Receive My New Shares?

   If you purchase shares of common stock through this rights offering, you will receive certificates representing those shares as soon as practicable after the expiration date.

Can We Cancel the Rights Offering?

   Yes. Our Board of Directors may cancel the rights offering at any time on or before the expiration date, for any reason. If the NNE Transaction does not close, we will cancel the Rights Offering. If we cancel this rights offering, we will promptly refund any money that we received from stockholders, without interest.

How Much Money Will the Company Receive from the Rights Offering?

   Our gross proceeds from the rights offering will depend on the number of shares that are purchased. If we sell all 271,000 shares that may be purchased upon exercise of the rights offered by this prospectus, then we will receive
proceeds of $   , before deducting expenses payable by us. We estimate that those expenses will be approximately $70,000. Since two of our principal stockholders and directors have advised us that they intend to exercise their basic subscription privileges in full and further intend to exercise their respective over-subscription privilege to purchase any shares that are
unsubscribed for, we expect to receive proceeds of at least $    million from
the rights offering, before deducting expenses.

How Will We Use the Proceeds from the Rights Offering?

   We will use the proceeds from this rights offering to pay a portion of the purchase price for the NNE Transaction.

How Many Shares Will Be Outstanding after the Rights Offering?

   There are        shares of common stock outstanding as of     , 2000. The
number of shares of common stock that will be outstanding after this rights offering will depend on the number of shares that are purchased. If we sell all of the shares offered by this prospectus, then we will issue 271,000 new shares of common stock during this rights offering, representing a 4% increase in our outstanding common stock. In that case, we will have shares of common stock outstanding after this rights offering.

What If I Have More Questions?

   If you have any questions or requests for assistance concerning how to exercise your rights or if you need additional copies of the offering documents, please call or write American Stock Transfer & Trust Company at:

                                 59 Maiden Lane
                               New York, NY 10038
                                  718-921-8208

   You will not pay any fees for your questions or requests. If you wish to call us for additional copies of the offering documents, please call MacKenzie Partners, Inc., our Information Agent for the Rights Offering at (212) 929-5500.

                                    SUMMARY

   THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS. THE SUMMARY IS NOT COMPLETE AND MAY NOT PROVIDE ALL INFORMATION YOU SHOULD CONSIDER BEFORE DECIDING WHETHER OR NOT TO EXERCISE THE RIGHTS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY. CERTAIN PORTIONS OF THIS PROSPECTUS, SUCH AS "RISK FACTORS," ARE NOT SUMMARIZED BELOW. SEE "RISK FACTORS" BEGINNING ON PAGE 25.

 Securities offered and purchase      We are offering for purchase 271,000
  price.............................. shares of our common stock. The purchase
                                      price of the common stock is $   per
                                      share.

 Stockholders receiving rights....... Only stockholders who hold shares of our common stock on the record date will
                                      receive rights.

 Record date......................... October 20, 2000

 Expiration date and time............ The rights expire at 5:00 p.m., New York
                                      City time, on    , 2000, unless properly
                                      exercised before that time. We may extend
                                      the expiration date upon notice to the
                                      exercise agent to a date not later than
                                         , 2000. If you do not exercise you
                                      rights before the expiration date, as it
                                      may be extended, your rights will be void
                                      and you will not be able to exercise your
                                      rights in the future.

 Number of Rights.................... You will receive one right for each 25 shares of common stock you own on the
                                      record date.

 Rights.............................. Each right entitles you to purchase one
                                      share of common stock for $   per share.

 Unsubscribed shares................. Stockholders who exercise rights will be given additional rights to purchase
                                      unsubscribed shares on a pro rata basis.
                                      Marshall D. Butler and Lawrence Butler,
                                      two of the principal stockholders and
                                      directors of the Company, have indicated
                                      that they intend to purchase any shares
                                      that are unsubscribed for.

 Use of proceeds..................... We will use the net proceeds of this offering to help fund a small portion of
                                      the purchase price for the NNE
                                      Transaction.

 Nontransferability of Rights........ The rights are nontransferable.

 No revocation....................... If you exercise any rights, you are not allowed to revoke or change the exercise
                                      or request a refund of monies paid.

 Subscription Agent.................. American Stock Transfer & Trust Company

 Information Agent................... MacKenzie Partners, Inc.

 Procedure for exercising rights..... To exercise rights, you must complete the rights exercise agreement and deliver it
                                      to the Subscription Agent with full
                                      payment for the stock you elect to
                                      purchase. The Subscription

                                      Agent must receive the proper forms and
                                      payments on or before the expiration
                                      date. You may deliver the documents and
                                      payments by mail or commercial courier.
                                      If you use regular mail for this purpose, we recommend using insured, registered mail. You may use an alternative
                                      "Guaranteed Delivery Procedure" if you
                                      are unable to deliver the rights exercise agreement before the expiration date.
                                      There are, however, certain requirements of this procedure. Please see "The Rights
                                      Offering--Special Procedure under Notice of Guaranteed Delivery' Form" on page for further information on this procedure.

 Payment adjustments................. If you send a payment that is insufficient to purchase the number of
                                      shares requested, or if the number of
                                      shares is not specified in the forms you
                                      return, the Subscription Agent will apply
                                      the payment received to exercise rights
                                      to the extent of the payment. If your
                                      payment exceeds the purchase price for
                                      the full exercise of rights, the
                                      Subscription Agent will refund that
                                      excess as soon as practicable. We will
                                      not pay any interest on any payments
                                      received in this offering.

 Nominee accounts.................... If you wish to purchase shares in this offering and your common stock is held by
                                      a securities broker, bank, trust company
                                      or other nominee, you should promptly
                                      contact those record holders and request
                                      that they exercise rights on your behalf.
                                      You may also contact the nominee and
                                      request that the nominee send a separate
                                      rights exercise agreement to you.

                                      If you are a record holder who wishes an institution such as a broker or bank to exercise your rights for you, you should contact that institution promptly to arrange that method of exercise.

                                      You are responsible for the payment of
                                      any fees that brokers or other persons
                                      holding your common stock may charge.

 Exercise by foreign and certain
  other stockholders................. The Subscription Agent will hold rights exercise agreements for holders of our
                                      common stock having addresses outside the
                                      United States. In order to exercise
                                      rights, these holders must notify the
                                      Subscription Agent and timely follow the
                                      other procedures discussed in this
                                      prospectus on or before the expiration
                                      date.

 U.S. income tax consequences........ For United States federal income tax purposes, we believe that holders of our
                                      common stock will not recognize taxable
                                      income upon the receipt or exercise of
                                      the rights. If you sell the stock you
                                      acquire upon the exercise of your rights,
                                      you will recognize taxable income equal
                                      to the excess of the amount realized over
                                      your basis in the stock. You should
                                      consult your own tax advisor concerning
                                      the tax consequences of this offering
                                      under your own tax situation. For further
                                      information on tax consequences, please
                                      see "The Rights Offering--Certain Federal
                                      Income Tax Consequences" beginning on
                                      page  .

 Stock Certificates.................. We will deliver stock certificates representing shares of our common stock
                                      to those who purchase shares by
                                      exercising rights as soon as practicable
                                      after the expiration date.

 Amendment, extension and             We will hold open our rights offering
  termination........................ until the expiration date. We may extend the expiration date. We may amend,
                                      withdraw or terminate our rights offering
                                      at our discretion.

                            SELECTED FINANCIAL DATA.

   On July 28, 2000 the Company sold (the "Uni-Star Sale") its connector business, Uni-Star Industries, Inc. ("Uni-Star") to Tyco Electronics Corporation and Tyco Electronics UK Ltd. The Company received $12,300,000 in cash, subject to reduction if Uni-Star's Net Assets (as defined in the Stock Purchase Agreement) are determined to be less than $3,986,000 as of the closing date. The sale resulted in a gain of approximately $6,478,000, net of state income tax expense of $640,000.

   In addition, the Board has approved the sale of the Company's subsystems business (Malco Technologies, Inc.). In June, 1997, the Company sold its hermetic connector business.

   Accordingly, the results of operations in the following Selected Financial Data do not include any information with respect to the businesses sold or Malco Technologies, Inc. In the consolidated financial statements for the Company which are included in this document, these businesses are accounted for as discontinued operations.

                           Nine Months Ended                       For the Years Ended
                          -------------------- -----------------------------------------------------------
                          July 30,  August 1,  October 31, October 25, October 26, October 27, October 29,
                            2000       1999       1999        1998        1997        1996        1995
                                    (Restated) (Restated)  (Restated)  (Restated)  (Restated)  (Restated)
                          --------- ---------- ----------- ----------- ----------- ----------- -----------
                                           (In Thousands Except Share and per Share Data)
RESULTS OF OPERATIONS(1)
Sales...................  $  43,486 $  35,652   $  48,429   $  58,495   $  58,294   $  48,980   $  43,865
Cost of sales...........     30,683    26,944      36,121      50,360      47,355      38,878      32,905
Gross profit............     12,803     8,708      12,308       8,135      10,939      10,102      10,960
Income (loss) before
 discontinued
 operations(2)..........      5,459     1,484       2,656      (4,345)     (2,934)       (806)      2,247
Income (loss) per share
 from continuing
 operations:
 Basic..................  $    0.81 $    0.21   $    0.38   $   (0.64)  $   (0.44)  $   (0.13)  $    0.37
 Diluted................  $    0.75 $    0.21   $    0.37   $   (0.64)  $   (0.44)  $   (0.13)  $    0.34
Shares used:
 Basic..................  6,699,610 6,937,127   6,935,778   6,753,752   6,682,106   6,277,585   5,984,584
 Diluted................  7,320,075 7,062,364   7,134,382   6,753,752   6,682,106   6,277,585   6,605,147
BALANCE SHEET DATA(1)
Total assets............  $  44,362 $  31,954   $  32,962   $  36,125   $  39,036   $  42,812   $  38,340
Stockholders' equity....  $  31,832 $  19,057   $  18,502   $  16,317   $  18,801   $  22,117   $  18,763

--------
(1) See Consolidated Financial Statements and Notes to Consolidated Financial
    Statements on pages   through  .
(2) See "Discontinued Operation" and "Subsequent Events--Discontinued Operations" in Notes to Consolidated Financial Statements.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

   The results of operations have been restated to reflect the results of operations from Uni-Star, the hermetic connector business and Malco Technologies, Inc. as discontinued operations. See introductory paragraphs in "Selected Financial Data". Unless otherwise mentioned, the following discussion reflects results from continuing operations which includes the thermal management business and Alpha corporate expenses.

 Nine Months to Nine Months Comparison

   Net Income. Net income for the first nine months of fiscal 2000 was $12,880,000 which includes $5,459,000 in income from continuing operations, a $6,478,000 gain from the sale of the Company's connector business and $943,000 in income from discontinued operations. Net income for the first nine months of fiscal 1999 was $2,567,000 including $1,484,000 from continuing operations and $1,083,000 from discontinued operations.

   Income from Continuing Operations. The increase in income from continuing operations is primarily due to the increase in sales and gross margin from the Company's thermal management business.

   Sales. The Company's sales for the first nine months of fiscal 2000 increased 22.0% to $43,486,000 from $35,652,000 for the same period of fiscal 1999. Management believes that the increase in sales is due to the Company's ability to better serve its thermal management customers including improvements in customer service, shorter lead times, and better on-time delivery.

   Gross Profit. The Company's gross profit as a percentage of total revenues ("gross profit percentage") for the first nine months of fiscal 2000 was 29.4% compared to 24.4% for the 1999 period. This increase was due to the effects of programs to forgo lower margin sales, enhance productivity and lower costs. In addition, the Company has continued to focus on manufacturing efficiencies.

   Selling, General and Administrative Expense. Selling, general and administrative expenses for the nine months of fiscal 2000 were $6,250,000, or 14.3% of sales, compared to $5,971,000, or 16.7% of sales, for the 1999 period which included $180,000 accrued in the first quarter of 1999 for the cancellation of a contractual obligation. SG&A expenses (excluding the additional accrual in 1999), as a percentage of sales, decreased due to higher sales volume without a proportional increase in SG&A expenses in the first half of 2000 as compared to the prior year.

   Interest and Other Income (Net). Interest expense was $556,000 and $716,000 for the first nine months of fiscal 2000 and 1999, respectively. This decrease was due to a decrease in the average outstanding borrowing base partially offset by an increase in the effective interest rate paid on outstanding debt. The effective interest rate increased due to the market increase in the base rate used to calculate the interest charged on the Company's debt (See "Liquidity and Capital Resources" below). The Company recorded other income
(net) for the first nine months of fiscal 2000 of $149,000 which was primarily a result of a $160,000 reversal of the accrual expensed in prior periods for environmental litigation related to the Company's Lockhart facility. In April 2000, the parties reached a settlement under which the suit was dismissed.

   Provision for Income Tax. Income from continuing operations reflects a $50,000 state income tax provision. The Company's tax provision is not at statutory rates due to the Company's utilization of its net operating loss carryforwards. The Company expects to record a net tax provision of between 15-20% in the fourth quarter of fiscal 2000 and at the full statutory rate of between 36-40% for its fiscal 2001.

   Gain on sale of discontinued operation. On July 28, 2000, as a result of the Uni-Star Sale discussed previously, the Company recorded a $6,478,000 gain, net of income taxes.

 Fiscal Year 1999 versus Fiscal Year 1998 Comparison

   Net Income/Loss. The Company reported net income for fiscal 1999 of $4,154,000 which included $2,656,000 related to continuing operations and $1,498,000 related to discontinued operations. For fiscal 1998, the Company reported a net loss of $2,783,000 which included a net loss of $4,345,000 related to continuing operations and net income of $1,562,000 related to discontinued operations.

   The net loss reported for 1998 included $99,000 of net charges for restructuring and other non-recurring costs, a charge for additional inventory reserves of $926,000, and a $269,000 charge to write off toolings used in the manufacturing of certain products within the thermal management stamping product line. The additional charges recorded in fiscal 1998 are detailed further below. The improvement in the net results is primarily the result of improved gross profit and control of operating expenses. See "Gross Profit, Research and Development and Selling, General and Administrative Expense" below.

   Net income (loss) from Continuing Operations. Net income from continuing operations for fiscal 1999, which includes results from the thermal management business and Alpha corporate expenses, was $2,656,000 compared to a net loss of $4,345,000 for the 1998 period. The loss in fiscal 1998 included a charge for additional inventory reserves of $926,000, a $269,000 charge to write off toolings used in the manufacturing of certain products within the stamping product line, severance payments of $263,000 and the net reversal of $362,000 accrued in connection with the consolidation of the thermal management operations begun in the fourth quarter of 1997. Results from operations improved primarily due to an increase in gross profit margin and a decrease in operating expenses resulting from the changes implemented at the end of fiscal 1998.

   Sales. Sales decreased to $48,429,000 for fiscal 1999 from $58,495,000 for fiscal 1998. The decrease in sales primarily resulted from the Company's decision to no longer pursue certain low margin sales opportunities in thermal management. Consequently, the Company is focusing its efforts on serving thermal management customers who typically purchase highly customized products, including products serving the personal computer industry. These customers typically utilize the Company's expertise in developing solutions to their thermal management problems.

   Gross Profit. The Company's overall gross profit as a percentage of total revenues ("gross profit percentage") for fiscal 1999 was 25.4% and 13.9% for fiscal 1999 and 1998, respectively. Excluding the aforementioned additional inventory reserves recorded in fiscal 1998 and the write off of toolings, the Company's gross profit percentage was 16.0% for fiscal 1998. The increase in the gross profit percentage was due to the effects of programs to forego lower margin sales, enhance productivity and lower costs. During the fourth quarter of fiscal 1998, the Company implemented cost reduction measures, primarily a reduction in workforce, to bring expenses in line with current sales levels. In addition, the Company has increased its focus on manufacturing efficiencies.

   Research and Development Expense. Research and development expenses for fiscal 1999 were $738,000, or 1.5% of sales, compared to $1,903,000, or 3.2% of sales, for fiscal 1998. The reduction in research and development expenses resulted from the Company's decision to primarily focus its research and development efforts on solving customer's current thermal management problems rather than the development of next generation solutions.

   Selling, General and Administrative Expense. Selling, general and administrative expenses were $8,035,000, or 16.6% of sales. This compares to $9,660,000, or 16.5% of sales for the prior year period. The $1,625,000 decrease in SG&A expenses for fiscal 1999, compared to the same period of 1998, is attributable to a reduction in operating expenses, primarily workforce reductions which occurred during the fourth quarter of fiscal 1998.

   Restructuring and Other Expenses. For fiscal 1998, the Company recorded a credit of $99,000, in net restructuring and other expenses which include $263,000 in downsizing severance payments and the net reversal of $362,000 accrued in connection with the consolidation of the thermal management operations.

   The Company reached an agreement, during fiscal 1998, with the landlord of the Wakefield facility to transfer its remaining lease commitment on this facility to a lease for office space owned by the same landlord in Beverly, Massachusetts. As part of the charge for the consolidation of its Wakefield and Fall River, Massachusetts plants, the Company had previously provided for the sublease of this facility at less than the Company's lease commitment. Due to the agreement with the landlord, the Company reversed $362,000 of this accrual. The Company does not expect to incur any additional material charges related to this consolidation.

   Interest and Other Income (Net). Interest expense was $898,000 and $970,000 for fiscal 1999 and 1998, respectively. The decrease in interest expense is due to the decrease in the average borrowing base partially offset by an increase in the average interest rate paid on outstanding debt. See "Liquidity and Capital Resources" for discussion of refinancing.

 Fiscal Year 1998 versus Fiscal Year 1997 Comparison

   Net Income/Loss. For fiscal 1998, the Company reported a net loss of $2,783,000 which included a net loss of $4,345,000 related to continuing operations and net income of $1,562,000 relating to discontinued operations. The net loss reported for 1998 included $99,000 of net charges for restructuring and other non-recurring costs, a charge for additional inventory reserves of $926,000, and a $269,000 charge to write off toolings used in the manufacturing of certain products within the thermal management stamping product line. This compares to net loss for the 1997 fiscal year of $3,352,000 which included (i) a net loss of $2,934,000 from continuing operations, inclusive of charges for restructuring and other non recurring costs of $2,208,000 and a charge for additional inventory reserves of $588,000; (ii) a gain of $610,000 from the sale of its hermetic connector business; and (iii) a net loss of $1,028,000 related to discontinued operations.

   Net income/loss from continuing operations. During the second half of fiscal 1998, thermal management revenues decreased substantially compared to the first half of fiscal 1998. In response to the decrease in revenues, the Company reduced costs to bring them in line with existing sales levels primarily by workforce reductions.

   The net restructuring and other costs incurred in fiscal 1998 include $263,000 in reduction in workforce severance payments and the net reversal of $362,000 accrued in connection with the consolidation of the thermal management operations begun in the fourth quarter of 1997. The $2,208,000 in restructuring and other charges reported in fiscal 1997 included (i) $2,028,000 related to the closing of the Company's manufacturing facility in Wakefield, Massachusetts and the consolidation of the thermal management operations into the Fall River, Massachusetts and Temecula, California facilities, and (ii) $180,000 related to downsizing.

   The additional inventory reserves recorded in fiscal 1998 were recognized primarily to reserve the costs of certain slow moving products within the thermal management business's stamping product line and to reserve for products purchased for an order which was canceled. The Company continues to market other products in the stamping product line. The Company has implemented policies and procedures to reduce its risk of loss on cancellation of orders and, since implemented, has not experienced any material loss. The additional inventory reserves recorded in fiscal 1997 were recognized to fully reserve the costs of certain custom thermal management products that were built in anticipation of orders that have not been received.

   The results of operations, excluding the aforementioned charges, decreased primarily due to a reduction in the gross profit margin, which is discussed below.

   Sales. The Company's sales were $58,495,000 and $58,294,000 for fiscal 1998 and 1997, respectively. During the third and fourth quarter of fiscal 1998, the Company experienced a substantial decrease in bookings and sales for Penguin(TM) cooler ("PGC") heat sinks and extruded heat sinks. For fiscal 1998, PGC product sales decreased by 16.6%. Management believes that the decrease in PGC product sales was due to increased competition from Asian manufacturers resulting in lower quantities and prices. During the last quarter of fiscal

1998, the Company implemented cost reduction measures, primarily a reduction in workforce, to bring expenses in line with current thermal management sales levels.

   Gross Profit. The Company's gross profit as a percentage of total revenues ("gross profit percentage") was 13.9% and 18.8% for fiscal 1998 and 1997, respectively. Excluding the aforementioned additional inventory reserves recorded in fiscal 1997 and 1998 and the write off of toolings, the Company's thermal management gross profit percentage was 16.0% and 19.8% for fiscal 1998 and 1997, respectively. Thermal management gross profit percentage was adversely impacted by the aforementioned substantial reduction in third and fourth quarter sales and margins on PGC and extruded heat sink products without a corresponding decrease in overhead. The Company implemented significant cost reduction measures, primarily workforce reductions, in the fourth quarter of fiscal 1998 to reduce its operating costs and bring expenses in line with current sales levels.

   Research and Development Expense. Research and development expense includes the cost of enhancing existing products and, to a lesser extent, the cost of developing new products. Research and development expenses were $1,903,000 and $1,506,000 for fiscal 1998 and 1997, respectively. The increase of $397,000 in research and development expenses was primarily due to an increase in engineering staff as well as an increase in licensing fees for engineering software. For fiscal 1997, the Company received a one-year waiver of licensing fees for a software application used in engineering.

   Restructuring and Other Expenses. For fiscal 1998, the Company recorded a credit of $99,000, in net restructuring and other expenses. The restructuring costs incurred in fiscal 1998 include $263,000 in downsizing severance payments and the net reversal of $362,000 accrued in connection with the consolidation of the thermal management operations.

   The Company reached an agreement, during fiscal 1998, with the landlord of the Wakefield facility to transfer its remaining lease commitment on this facility to a lease for office space owned by the same landlord in Beverly, Massachusetts. As part of the charge for the consolidation of its Wakefield and Fall River, Massachusetts plants, the Company had previously provided for the sublease of this facility at less than the Company's lease commitment. Due to the agreement with the landlord, the Company reversed $362,000 of this accrual. The Company does not expect to incur any additional material charges related to this consolidation. During fiscal 1997, the Company incurred restructuring charges of $2,208,000, which consisted of $2,028,000 related to the consolidation of the thermal management operations and $180,000 related to management changes and downsizing.

   Interest and Other Income (Net). Interest income, which was $35,000 in fiscal 1998 and $124,000 in fiscal 1997, was earned on cash held by the Company. The decrease in interest income was primarily attributable to a decrease in the average cash balance invested. Interest expense was $970,000 and $1,003,000 for fiscal 1998 and fiscal 1997, respectively. This decrease was due to a lower average borrowing base and a decrease in the average interest rate paid on outstanding debt.

   Gain on Sale of Discontinued Operation. On June 20, 1997, the Company sold substantially all of the assets and business of its hermetic connector business in Cincinnati, Ohio, which operated under the trade name Connector Industries of America.

   The sales price was $2,100,000 plus the assumption by the purchaser of certain payables and liabilities of the CIA business aggregating approximately $120,000. The agreement provides for a potential additional payment to the Company of up to $400,000, due in February, 1999, based on orders booked by the buyer during the 1998 calendar year by customers of the CIA business. No contingent payment was due to the Company. The Company recognized a gain, excluding the potential additional payment, on the sale of $610,000 during fiscal 1997.

Income Taxes

   On October 31, 1999, the Company had, for tax purposes, remaining NOL Carryforwards of approximately $16,776,000 available to offset future taxable income, approximately $288,000 of unused investment and research and development tax credits available to offset future Federal income taxes, and approximately $230,000 of alternative minimum tax credits. The NOL Carryforwards will expire from 2002 to 2018, the investment tax credit and research and development tax credit carryforwards will expire from 2002 to 2005, and the alternative minimum tax credit has no expiration. All carryforwards are subject to review and possible adjustment by the Internal Revenue Service. In addition, Section 382 of the Internal Revenue Code significantly limits the amount of NOL Carryforwards usable by a corporation following a more than 50% change in ownership of the corporation during a three-year period. It is possible that subsequent transactions involving the Company's capital stock could result in such a limitation. See "Income Taxes" in Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

 At July 30, 2000

   On July 30, 2000, the Company had cash of approximately $12,492,000 compared to $233,000 on October 31, 1999. The Company was able to operate with a low level of cash because of its ability to draw on its revolving credit line daily. For the nine months ended July 30, 2000, $5,216,000 in cash was provided by operating activities and $12,300,000 was provided from the sale of the Company's connector business. During the first nine months of fiscal 2000, the Company used $1,367,000 in investing activities for capital equipment purchases and will spend between $1,500,000 to $2,000,000 in the fourth quarter to improve manufacturing capabilities, add capacity and to refurbish and upgrade existing machinery. The Company used $4,109,000 to reduce debt for first nine months of fiscal 2000.

   Effective April 16, 1999, the Company and its subsidiaries (hereinafter referred to as "Borrowers") became parties to a loan and security agreement (the "Agreement") with a commercial lender. The Agreement provides for revolving loans of up to $10,500,000, a $5,400,000 term note payable monthly over five years, and an equipment acquisition facility of up to $3,000,000. The advances on the revolving loans are based on the eligible accounts receivable and inventories and the advances on the equipment acquisition facility may be used only for the purpose of funding capital equipment purchases by the Borrowers. The maturity date of the Agreement is April 15, 2004.

   On July 30, 2000, there was no outstanding balance on the revolving credit facility. Interest accrues on the revolving credit facility at the prime rate announced by First Union National Bank plus .25% (9.75% per annum on July 30,
2000). There is an unused line fee equal to .5% per annum on the difference between $10,500,000 and the average daily outstanding principal balance of Revolving Loans during each month payable monthly in arrears on the first day of each month. The $5,400,000 term note accrues interest at the prime rate announced by First Union National Bank plus .25% (9.75% per annum on July 30,
2000) and is payable in fifty-nine (59) equal monthly installments of $90,000 beginning April 30, 1999 and a final installment equal to all unpaid principal on March 31, 2004, together, in each instance, with interest thereon to the date of payment. On July 30, 2000, $3,550,000 was outstanding on the term loan and there were no borrowings on the equipment acquisition facility. In connection with the sale of Uni-Star and the release of Uni-Star as a borrower under the credit facilities, on July 28, 2000, the Company made a $500,000 payment on the term loan. The obligations under the Agreement are secured by a first lien on and assignment of all of the assets of the Borrowers which in aggregate total $44,362,000 on July 30, 2000.

   In connection with the NNE Transaction, the Company proposes to enter into a loan agreement with Union Bank of California to borrow up to $50,000,000 of which $35,000,000 will be a five year Term Loan and up to $15,000,000 of which will be a revolving facility on which advances are based upon accounts receivable. This loan will replace the credit facility entered into on April 16, 1999. Upon closing of the NNE transaction and related loan agreement and the payoff of the Company's existing credit facility, the Company will incur an extraordinary charge due to the early extinguishment of debt of approximately $700,000.

   Working capital (which excludes amounts due under the revolving credit facility) on July 30, 2000 was $21,197,000 compared to $11,353,000 on October 31, 1999. The increase in working capital during the first nine months of fiscal 2000 is primarily due to proceeds derived from the sale of the Company's connector business. The Company believes its currently available cash, anticipated cash flow from operations and availability under its credit facility is sufficient to fund its operations in the near-term.

 At October 31, 1999

   On October 31, 1999, the Company had cash of approximately $233,000 compared to $880,000 on October 25, 1998. For the fiscal year ended October 31, 1999, $6,547,000 was provided by operating activities primarily from net income. Cash provided by operations includes a $1,920,000 decrease in inventory, a $1,074,000 decrease in accounts payable and a $696,000 decrease in other liabilities. During fiscal 1999, $883,000 was used in investing activities including capital equipment purchases of $986,000 which were made to improve manufacturing capabilities and to refurbish and upgrade existing machinery. The Company used $6,311,000 in financing activities in fiscal year 1999 to reduce debt by $4,315,000, to fund debt issue costs of $393,000 and to repurchase 385,800 shares of the Company's common stock for $1,637,000.

   Effective April 16, 1999, the Company and its subsidiaries (hereinafter referred to as "Borrowers") became parties to a loan and security agreement (the "Agreement") with a commercial lender. The Agreement provides for revolving loans of up to $10,500,000, a $5,400,000 term note payable monthly over five years, and an equipment acquisition facility of up to $1,000,000 for fiscal 1999. An additional $2,000,000 of Equipment Loans will be made available to Borrowers if the Borrower's earnings before provision for income taxes, excluding all extraordinary and nonrecurring items, equals or exceeds $1.00 for the fiscal year ending October 31, 1999, or for any fiscal year thereafter. The advances on the revolving loans are based on the eligible accounts receivable and inventories and the advances on the equipment acquisition facility may be used only for the purpose of funding capital equipment purchases by the Borrowers. The maturity date of the Agreement is April 15, 2004.

   On October 31, 1999, $2,799,000 was outstanding on the revolving credit facility with interest accruing at the prime rate announced by First Union National Bank plus .5% (8.75% per annum on October 31, 1999). There is an unused line fee equal to .5% per annum on the difference between $10,500,000 and the average daily outstanding principal balance of Revolving Loans during each month payable monthly in arrears on the first day of each month. The $5,400,000 term note accrues interest at the prime rate announced by First Union National Bank plus .5% (8.75% per annum on October 31, 1999) and is payable in fifty-nine (59) equal monthly installments of $90,000 beginning April 30, 1999 and a final installment equal to all unpaid principal on March 31, 2004, together, in each instance, with interest thereon to the date of payment. On October 31, 1999, $4,860,000 was outstanding on the term loan and no borrowings on the equipment acquisition facility. The obligations under the Agreement are secured by a first lien on and assignment of all of the assets of the Borrowers which in aggregate total $34,849,000 on October 31, 1999.

   The Company believes that its currently available cash, anticipated cash flow from operations and availability under credit facilities is sufficient to fund its operations in the near-term.

Anticipated Liquidity at Closing of Offering

   The Company has approximately $10.8 million of cash on hand as of the date hereof and expects to raise approximately $3 million in this Offering and $2.2 million from the sale of Malco. Under its proposed agreement with Union Bank, it intends to borrow $35 million under a term loan facility and $8 million under a revolving facility at the closing of the NNE Transaction. As of such closing, the Company expects to have the ability to borrow an additional $5 million. The Company anticipates that it will need approximately $56.7 million to consummate the NNE Transaction for the purchase price (including fees and expenses) and to retire the Company's existing term loan. Immediately after the closing, the Company expects to have either $7.3 million or $5.1 million (depending on whether Malco has been sold) in cash and/or borrowing availability. Management believes that such cash and borrowing availability is sufficient to fund the Company's operations following closing.

Quantitative and Qualitative Disclosures About Market Risk

   In April 1999, the Company and its subsidiaries entered into a loan and security agreement with a commercial lender. Currently, interest accrues at the prime rate announced by First Union National Bank plus .5% (8.75% per annum on October 31, 1999). Based on the results of operations experienced in fiscal 1999, effective February 1, 2000, interest will accrue at the prime rate announced by First Union National Bank plus .25%. The average interest rate experienced on outstanding debt subsequent to this agreement was 8.75%. The Company is not currently engaged in any derivative financial instrument to manage its interest rate risk.

                        PRO FORMA FINANCIAL INFORMATION

Alpha Technologies Group, Inc. Pro Forma Financial Statements

   The results of operations for the Company's connector business which was sold and its sub-systems business, the sale of which has been approved by the Board of Directors, are not reflected in the accompanying pro forma consolidated financial statements since these businesses are classified as discontinued operations. Previously, these businesses were reported as the "Connector Segment" and "Subsystems segment" for reporting purposes.

   On September 18, 2000, the Company signed a definitive agreement for the purchase of the stock of National Northeast Corp. ("NNE"). The purchase price for all of the stock and the repayment of NNE debt is $52,000,000.

   The unaudited pro forma consolidated balance sheet as of July 30, 2000 gives effect to the purchase of NNE as if it had occurred on July 30, 2000. The unaudited pro forma consolidated statements of operations for the fiscal year ended October 31, 1999 and for the nine months ended July 30, 2000 assumes that the purchase of NNE and the sale of the connector business occurred on October 25, 1998. The unaudited pro forma financial information presented herein does not purport to represent what Alpha's actual results of operations would have been had the transactions occurred on those dates nor does it project Alpha's results of operations for any future period.

   The unaudited pro forma consolidated balance sheet of Alpha as of July 30, 2000 has been derived from the unaudited historical financial statements of Alpha as of July 30, 2000 and of NNE as of June 30, 2000. The unaudited pro forma consolidated statement of operations for the nine months ended July 30, 2000 has been derived from the unaudited historical financial statements of Alpha as of July 30, 2000 and of NNE for the six months ended June 30, 2000 and the three months ended December 31, 1999.

   The unaudited pro forma consolidated statement of operations for the fiscal year ended October 31, 1999 has been derived from the audited financial statements of Alpha for the fiscal year ended October 31, 1999 and the [to-be-completed audited] financial statements of NNE for the fiscal year ended December 31, 1999.

   The unaudited pro forma financial statements contain certain adjustments that are directly attributable to the transactions. The unaudited pro forma consolidated statements of operations do not include any adjustments related to potential savings from synergies as a result of the acquisition of NNE.

   A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the Pro Forma Financial Statements based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included. These pro forma adjustments represent Alpha's preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that the Company believes to be reasonable. Consequently, the amounts reflected in the Pro Forma Financial Statements are subject to change, and the final amounts may differ substantially.

                        PRO FORMA FINANCIAL INFORMATION

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

              Pro Forma Consolidated Balance Sheet--July 30, 2000
                                  (Unaudited)

                                         Pro Forma Adjustments
                                        -----------------------
                               Alpha       National
                              Restated     Northeast
                             Historical Corporation (a)  Other        Pro Forma
                             ---------- --------------- -------       ---------
                                            (In Thousands)
           ASSETS
Current Assets:
  Cash......................  $12,492           --      (12,000)(b)    $   492
  Accounts receivable, net..    9,461         5,582                     15,043
  Inventory, net............    6,289         5,636                     11,925
  Net assets of discontinued
   operation................    1,947           --              (e)      1,947
  Prepaid expenses..........      939           214       1,300 (c)      2,453
                              -------       -------     -------        -------
    Total current assets....  $31,128       $11,432     (10,700)       $31,860
Property and Equipment, at
 cost:
  Manufacturing equipment,
   leasehold improvements,
   furniture, fixtures and
   other....................   19,532        25,748      (7,148)(b)     38,132
  Less accumulated
   depreciation.............   10,279         7,601      (7,601)(b)     10,279
                              -------       -------     -------        -------
    Total property and
     equipment, net.........    9,253        18,147         453         27,853
Goodwill, net...............    1,747         7,700      21,084 (b)     30,531
Other assets, net...........    2,234            10         (10)(b)      2,234
                              -------       -------     -------        -------
    Total Assets............  $44,362       $37,289     $10,827        $92,478
                              =======       =======     =======        =======

      LIABILITIES AND
    STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable, trade...  $ 5,519       $ 5,129                    $10,648
  Accrued compensation and
   related benefits.........    1,617           225                      1,842
  Other accrued
   liabilities..............    1,715           933        (933)(b)      1,715
  Current portion--debt.....    1,080         4,597         323 (b)      6,000
                              -------       -------     -------        -------
    Total current
     liabilities............    9,931        10,884        (610)        20,205
Revolving Credit Facility...      --                      8,312 (c)      8,312
Long-term debt..............    2,470         8,570      17,960 (c)     29,000
Other long-term
 liabilities................      129         1,757      (1,757)(b)        129
Stockholders' Equity........   31,832        16,078     (13,078)(b&d)   34,832
                              -------       -------     -------        -------
    Total Liabilities and
     Stockholders' Equity...  $44,362       $37,289     $10,827        $92,478
                              =======       =======     =======        =======

--------
(a) National Northeast Balance Sheet as of June 30, 2000
(b) To record the purchase of National Northeast
(c) To reflect the proceeds of the financing and payoff of current financing
(d) To record the proceeds from the issuance of common stock pursuant to this rights offering
(e) This business is expected to be sold prior to the purchase of National Northeast, the proceeds are not reflected in the above proforma.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      For the Year Ended October 31, 1999
                                  (Unaudited)

                                          Pro Forma Adjustments
                                          ----------------------
                                 Alpha       National
                                Restated     Northeast                   Pro
                               Historical Corporation (a) Other         Forma
                               ---------- --------------- ------       -------
                                 (In Thousands, Except Per Share Data)
SALES........................   $48,429       $30,477                  $78,906
COST OF SALES................    36,121        25,793       (467)(b)    61,447
                                -------       -------     ------       -------
  Gross profit...............    12,308         4,684        467        17,459
OPERATING EXPENSES:
  Research and development...       738           453                    1,191
  Selling, general and
   administrative............     8,035         3,263        815 (c&d)  12,113
                                -------       -------     ------       -------
    Total operating
     expenses................     8,773         3,716        815        13,304
                                -------       -------     ------       -------
OPERATING INCOME (LOSS)......     3,535           968       (348)        4,155
INTEREST INCOME (EXPENSE),
 net.........................      (898)       (1,169)    (2,663)(e)    (4,730)
OTHER INCOME (EXPENSE), net..        19           (12)                       7
                                -------       -------     ------       -------
INCOME (LOSS) BEFORE INCOME
 TAXES.......................     2,656          (213)    (3,011)         (568)
PROVISION (BENEFIT) FOR
 INCOME TAXES................       --             64        (64)(f)       --
                                -------       -------     ------       -------
INCOME FROM CONTINUING
 OPERATIONS..................     2,656          (149)    (3,075)         (568)
                                =======       =======     ======       =======
NET INCOME (CONTINUING
 OPERATIONS) PER COMMON SHARE
  BASIC......................   $  0.38                                 ($0.08)
                                -------                                -------
  DILUTED....................   $  0.37                                 ($0.08)
                                -------                                -------
SHARES USED IN PER SHARE
 COMPUTATION PER SHARE
  BASIC......................     6,936                      271 (g)     7,207
                                -------                                -------
  DILUTED....................     7,134                      271 (g)     7,405
                                -------                                -------

--------
(a) To record the historical statement of income for NNE for its year ended December 31, 1999.
(b) Adjusted to reduce the depreciation expense based on the difference between the expense recorded by NNE and the expense computed based on the purchase price allocated to manufacturing equipment.
(c) To reverse corporate administration charge from prior owner of NNE ($255)
(d) To record additional amortization of goodwill as a result of purchase of NNE ($1,070), goodwill amortized over 20 years.
(e) Adjusted to increase interest expense on funds used to acquire company
(f) To reverse tax benefit from NNE loss
(g) To reflect impact of stock issuance pursuant to this offering.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                    For the Nine Months Ended July 30, 2000
                                  (Unaudited)

                                          Pro Forma Adjustments
                                          ----------------------
                                             National
                                 Alpha       Northeast                   Pro
                               Historical Corporation (a) Other         Forma
                               ---------- --------------- ------       -------
                                 (In Thousands, Except Per Share Data)
SALES........................   $43,486       $26,174                  $69,660
COST OF SALES................    30,683        21,303       (727)(b)    51,259
                                -------       -------     ------       -------
  Gross profit...............    12,803         4,871        727        18,401
OPERATING EXPENSES:
  Research and development...       637           271                      908
  Selling, general and
   administrative............     6,250         2,793        567 (c&d)   9,610
                                -------       -------     ------       -------
    Total operating
     expenses................     6,887         3,064        567        10,518
                                -------       -------     ------       -------
OPERATING INCOME (LOSS)......     5,916         1,807        160         7,883
INTEREST INCOME (EXPENSE),
 net.........................      (556)         (995)    (2,427)(e)    (3,978)
OTHER INCOME (EXPENSE), net..       149            (7)                     142
                                -------       -------     ------       -------
INCOME (LOSS) BEFORE INCOME
 TAXES.......................     5,509           805     (2,267)        4,047
PROVISION (BENEFIT) FOR
 INCOME TAXES................       (50)         (351)       401 (f)       --
                                -------       -------     ------       -------
INCOME FROM CONTINUING
 OPERATIONS..................     5,459           454     (1,866)        4,047
                                =======       =======     ======       =======
NET INCOME (CONTINUING
 OPERATIONS) PER COMMON SHARE
  BASIC......................   $  0.81                                $  0.58
                                -------                                -------
  DILUTED....................   $  0.75                                $  0.53
                                -------                                -------
SHARES USED IN PER SHARE
 COMPUTATION PER SHARE
  BASIC......................     6,700                      271 (g)     6,971
                                -------                                -------
  DILUTED....................     7,320                      271 (g)     7,591
                                -------                                -------

--------
(a) To record the historical statement of income for the nine months ended June 30, 2000.
(b) Adjusted to reduce the depreciation expense based on the difference between the expense recorded by NNE and the expense computed based on the purchase price allocated to manufacturing equipment.
(c) To reverse corporate administration charge from prior owner of NNE ($253)
(d) To record additional amortization of goodwill as a result of purchase of NNE ($820), goodwill amortized over 20 years.
(e) Adjusted to increase interest expense on funds used to acquire company
(f) To reverse tax provision due to Alpha's NOL use.
(g) To reflect impact of stock issuance pursuant to this offering.

                                  RISK FACTORS

   Prospective investors should carefully consider the following risk factors in addition to other information set forth in this Prospectus before making a decision to purchase any of the securities offered hereby.

Fluctuations in Operating Results

   The Company's operating results are affected by a number of factors, many of which are outside the Company's control. These factors have in the past and could in the future materially and adversely affect net sales, gross margins and profitability. They include: the volume and timing of orders received; competitive pricing pressures; changes in the mix of products sold; potential cancellation or rescheduling of orders; changes in the level of customer inventories of the Company's products; the timing of new product and manufacturing process technology introductions by the Company or its competitors; availability of manufacturing capacity; and market acceptance of enhanced products introduced by the Company. Additionally, the Company's growth and results of operations are currently being, have in the past been and could in the future be, adversely affected by downturns in the industries it serves.

Dependence Upon Key Members of Management

   The success of the Company is largely dependent on the efforts of Lawrence Butler, Chairman and Chief Executive Officer and Robert Streiter, President and Chief Operating Officer of the Company. The loss of their services could have a material adverse effect on the Company's business and prospects. The Company entered into employment agreements with Lawrence Butler and with Robert Streiter. We have a key man life insurance policy on the life of Robert Streiter for $5,000,000.

Integration of NNE

   We must integrate the operations of NNE with our existing operations in order to enhance revenue, realize cost savings and achieve anticipated operating efficiencies. The integration of the management, personnel, operations and facilities of NNE could involve unforeseen difficulties. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses, which could have a material adverse effect on our business, financial condition and operating results.

Quality Control Standards

   The Company's products are incorporated into high technology products manufactured by original equipment manufacturers ("OEMs") and, accordingly, must meet exacting specifications. A substantial portion of the Company's OEM customers require the Company to qualify as an approved supplier. In order to so qualify, the Company must satisfy stringent quality control standards and undergo intensive in-plant inspections of its manufacturing processes, equipment and quality control systems. There can be no assurance that the Company will be able to meet future customer quality requirements.

Competition

   Supplying components for use in electronic products is highly competitive. Competition is based on many factors, including product quality and reliability, timely delivery, price and ability to develop customer-specific products solutions to thermal management. Many companies offer products and services similar to those offered by the Company. The Company's principal competitor is Aavid Thermal Technologies, Inc. There can be no assurance that competitors will not develop products that are superior to the Company's products. Further, there can be no assurance that the Company will not experience additional price competition, and that such competition may not adversely affect the Company's financial position and results of operations.

Technological Changes

   The markets for the Company's products are characterized by technological advances, changes in customer requirements, product introductions and evolving industry standards. The Company believes that its future success will depend, in part, on its ability to continue to develop and market products and product enhancements cost-effectively, which will require continued expenditures for product engineering, sales and marketing. There can be no assurance that the Company will be able to modify its products to meet its customers' needs or that its markets will accept the Company's product offerings.

Raw Materials Cost

   The principal raw material used in thermal management products is aluminum. Raw materials represent a significant portion of the cost of the Company's products. Prices for raw materials are based upon market prices at the time of purchase. Historically, the price of aluminum has experienced substantial volatility. Although thermal management products are generally shipped within 60 days following the order date, increases in raw materials prices cannot always be reflected in product sales prices. All raw materials are readily available from multiple suppliers at competitive prices. The Company does not believe its risk in respect to raw materials price volatility is significant since the raw materials for an order are usually purchased within a short period of time after the order is accepted.

Control by Management and Certain Directors

   Members of Management and the Board of Directors, individually and through partnerships controlled by certain members of Management and the Board, assuming all shares offered hereby are sold, will continue to beneficially own
 % of the currently outstanding shares of Common Stock. By virtue of such ownership and their positions with the Company, Marshall D. Butler and Lawrence Butler may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to the Company's stockholders. Such concentration of ownership could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

Environmental Considerations

   The Company's manufacturing operations are subject to environmental laws and regulations which govern waste water discharges, air emissions and the handling and disposal of solid and hazardous wastes and the remediation of the contamination associated with the disposal of such wastes.

Potential Anti-Takeover Effects of Delaware Law; Possible Issuances of Preferred Stock

   Certain provisions of the Delaware law could delay, impede or make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, shares of preferred stock can be issued by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Moreover, although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company.

Dilution; Discount from Market Price

   Holders who do not exercise their Subscription Privileges in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company to the extent that Rights are exercised by other Holders. Marshall D. Butler and Larry Butler have each informed the Company that he intends to exercise his Basic Subscription Privilege and to fully exercise the Oversubscription Privilege. Assuming such individuals fully subscribe to their Basic Subscription Privilege, no other Rights were exercised, and they fully subscribe to the Oversubscription Privilege, they would collectively own approximately % of the Company's voting common stock. In addition, the Subscription Price represents a % discount from the closing price of the common stock of the Company on the date hereof and could result in a reduction in the market price for the Company's common stock.

Possible Extension of Expiration Date

   The Company has reserved the right to extend the Expiration Date to as late
as      , 2000. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to Holders.

                                USE OF PROCEEDS

   The net proceeds from the Rights Offering are estimated to be approximately
$   after the payment of expenses associated with the Offering and assuming the
Rights Offering is fully subscribed. Such proceeds will be used to pay a small portion of the purchase price for the NNE Transaction.

                      DETERMINATION OF SUBSCRIPTION PRICE

   In determining the price at which a share of common stock may be purchased in this rights offering, the Board of Directors considered several factors including the historic and current market price of the common stock, our business prospects, our recent and anticipated operating results, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, the liquidity of our common stock and the need to offer shares at a price that would be attractive to our investors relative to the current trading price of our common stock. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price.

   On      , 2000, the last reported sales price of our common stock on Nasdaq
was $    per share. We do not intend to list the rights on Nasdaq or any exchange.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

   The authorized capital stock of the Company includes 17,000,000 shares of common stock, par value $.03 per share, and 180,000 shares of Preferred Stock, par value $100 per share. Holders of common stock have no preemptive rights. The outstanding shares of common stock are fully paid and non-assessable. Holders of common stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of any funds legally available to the Company for that purpose.

   Holders of common stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected annually to one-year terms. Directors are elected by a plurality; all other matters require the affirmative vote of a majority of the votes cast the meeting.

Preferred Stock

   The Company is authorized to issue 180,000 shares of Preferred Stock, par value $100 per share, and to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preferences, qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock. As of the date of this Prospectus no shares of Preferred Stock were issued and outstanding.

Certain Provisions of Delaware Law

   The Company is subject to Section 203 of Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series owned by the interested stockholder.

                          PRICE RANGE OF COMMON STOCK

   The following table sets forth the high and low sales prices of the Company's common stock as reported on the NASDAQ for each full quarterly period within the Company's two most recent fiscal years and for fiscal year 2000 to date.

                                                                   High    Low
                                                                  ------ -------
1998
First Quarter....................................................  4 3/4 3 1/2
Second Quarter...................................................  5 1/2 3 3/4
Third Quarter....................................................  5 1/4 3 5/16
Fourth Quarter...................................................  3 1/4 1 1/2

                                                                   High    Low
                                                                  ------ -------
1999
First Quarter....................................................  2     1 1/4
Second Quarter...................................................  3 1/2 1 11/16
Third Quarter....................................................  5     3 5/16
Fourth Quarter...................................................  5 3/4 3 7/8

                                                                   High    Low
                                                                  ------ -------
2000
First Quarter....................................................  7     5 1/4
Second Quarter...................................................  8     5 3/8
Third Quarter.................................................... 16     6 15/16
Fourth Quarter [through     , 2000]..............................

Holders of Record

   On      , 2000, there were approximately    holders of record and
approximately    beneficial owners of the Company's common stock.

Dividends

   The Company has paid no cash dividends on its common stock during fiscal years 1998 and 1999 and fiscal year 2000 to date. The Board of Directors of the Company does not intend to pay cash dividends on its common stock in the foreseeable future.

                              THE RIGHTS OFFERING

Terms of the Rights Offering

   The terms of the rights offering are as follows:

  . Only holders of record of our common stock at the close of business on the record date may exercise rights. You are a record holder only if your name is registered as a common stockholder as of the record date. You have received this prospectus and the accompanying documents because as of the record date your name was registered on our books and records as a holder of our common stock.

  . The record date is October 20, 2000.

  . We are conducting this rights offering of 271,000 shares of our common stock. If, as of October 20, 2000, you held shares of our common stock, we have granted you one non-transferable right for each 25 shares of common stock held on the record date. We will not distribute any fractional subscription rights but will round the number of subscription rights you receive down if the fraction is less than .5 and up if the fraction is .5 or greater. Each right will entitle you to purchase one
    share of common stock for $   per share.

  . If your common stock is held in a brokerage, bank or other custodial or nominee account, you should promptly send the rights exercise agreement to your broker or other person holding your stock to exercise your rights. Your broker or other person holding your stock is the record holder and will have to act on your behalf for you to exercise your rights. We have asked the brokers and other nominee holders of our common stock to contact you to obtain your rights exercise agreement concerning the rights you are entitled to exercise.

  . We will not pay interest on funds you deliver to exercise your rights, regardless of whether the funds are used to purchase common stock or are returned for any reason.

   American Stock Transfer & Trust Company is acting as the subscription agent for this offering under an agreement with us.

   All rights exercise agreements, payments of the purchase price, nominee holder certifications, and notices of guaranteed delivery must be delivered to the Subscription Agent as follows:

       [address]

   The Subscription Agent's facsimile number (for eligible institutions only)
is (   )        . The telephone number for confirmation of receipt of
facsimiles only is (   )         .

   We will pay the fees and expenses of the Subscription Agent. We have also agreed to indemnify the Subscription Agent against certain liabilities in connection with this offering.

The Rights

   You will receive one right for each 25 shares of common stock that you own. We will not distribute any fractional subscription rights but will round the number of subscription rights you receive down if the fraction is less than .5 and up if the fraction is .5 or greater. A separate certificate evidencing the rights will not be delivered to you.

   As of October 20, 2000 we had outstanding     shares of our common stock.
Because we have granted one right for each 25 shares, we granted in the
aggregate     rights.

   Stockholders who exercise rights will be given additional rights to purchase unsubscribed shares.

   We have sent you a rights exercise agreement along with this prospectus and related instructions to exercise your rights. To exercise your rights, you must fill out and sign the rights exercise agreement and timely deliver it along with full payment for the common stock you wish to purchase to the Subscription Agent.

   A depository bank, trust company or securities broker or dealer that is a record holder for more than one beneficial owner of common stock may divide or consolidate rights exercise agreements to represent shares held on the record date by their beneficial owners upon properly notifying the Subscription Agent.

Purchase Price

   The purchase price for the common stock in the offering is $   per share,
payable in cash.

When the Rights Offering Expires

   The rights expire at 5:00 p.m., New York City time, on      , 2000 unless
properly exercised before that time. We may extend the expiration date upon
notice to the exercise agent to a date not later than      , 2000. After the
expiration date, no one can exercise rights.

   To exercise rights in a timely manner, the Subscription Agent must actually receive before the expiration date your properly executed and completed rights exercise agreement (or a form of "Notice of Guaranteed Delivery," see "The Rights Offering--Special Procedure under "Notice of Guaranteed Delivery' Form"
on page   ), together with full payment for all shares you wish to purchase.

How to Exercise Your Rights

   You should read carefully the rights exercise agreement and other forms and related instructions that accompany this prospectus. You should call promptly the Subscription Agent with any questions you may have regarding how to exercise your rights.

   You may exercise your rights by delivering to the Subscription Agent at the address specified in this prospectus and in the instructions accompanying this prospectus before the expiration time:

  . the properly completed and executed rights exercise agreement that evidence your rights, and

  . payment of the purchase price in full for each share of common stock you wish to purchase.

   Please do not send the rights exercise agreement or related forms to us. Please send the properly completed and executed rights exercise agreement with full payment to the Subscription Agent.

How You Should Pay When You Exercise Your Rights

   To timely exercise your rights, the Subscription Agent must receive the purchase price before the expiration time in the form of:

  . a certified or cashier's check or bank draft drawn upon a U.S. bank, or a U.S. postal money order, payable to the American Stock Transfer Trust Company;

  . a personal check that must have cleared payment;

  . a wire transfer of funds to the account maintained by the Subscription
    Agent for this offering at:

       [Bank]

       [ABA #]

       [Further Credit]

   Funds paid by uncertified personal check may take at least five business days to clear. Thus, if you pay the purchase price by means of an uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure that your check actually clears and the Subscription Agent receives your payment before that time. We are not responsible for any delay in payment by you. We recommend that you consider payment by means of a certified or cashier's check, money order or wire transfer of funds.

Special Procedure under "Notice of Guaranteed Delivery" Form

   If you wish to exercise your rights but are not sure whether the Subscription Agent will actually receive your executed rights exercise agreement before the expiration time, as an alternative, you may exercise your rights by causing all of the following to occur within the time frame noted:

  1) The Subscription Agent must receive full payment for all shares you desire to purchase before the expiration time.

  2) The Subscription Agent must receive a properly executed "Notice of Guaranteed Delivery" substantially in the form we distributed to you along with this prospectus before the expiration time.

  3) Both you and one of the following must execute the "Notice of Guaranteed Delivery": a member firm of a registered national securities exchange, a NASD member, a commercial bank or trust company having an office or correspondent in the United States, or other eligible guarantor institution qualified under a guarantee program acceptable to the Subscription Agent. The cosigning institution must guarantee in the notice of guaranteed delivery that the rights exercise agreement will be delivered to the Subscription Agent within three NYSE trading days after the date of the notice. You must also provide in the notice other relevant details concerning your exercise of rights.

  4) The Subscription Agent must receive your properly completed and executed rights exercise agreement with any required signature guarantee within three NYSE trading days after the date of the related notice of guaranteed delivery.

   You may deliver a notice of guaranteed delivery to the Subscription Agent in the same manner as the rights exercise agreement at the address set forth on
page   or by facsimile transmission (telecopier no.        . To confirm
facsimile deliveries, please call           .

   You may obtain additional copies of the form of notice of guaranteed delivery upon request from the Subscription Agent, whose address and telephone number is set forth on page .

What Happens If You Provide Incomplete Forms or Make an Insufficient or Excess Payment

   If you do not indicate the number of rights being exercised, or do not forward sufficient payment for the number of rights that you indicate are being exercised, then we are entitled to accept the subscription forms and payment for the maximum number of rights that may be exercised based on the actual payment delivered. We will return any payment not applied to the purchase of shares under these procedures to those who made these payments as soon as practicable by mail.

What Happens If You Exercise Less than All of Your Rights

   If you subscribe for fewer than all of the shares represented by your rights, your remaining rights are nontransferable and can be issued to our other common stockholders. You may not sell your remaining rights.

Instructions to Nominee Holders

   If you are a broker, trustee or depository for securities or other nominee holder of common stock for beneficial owners of the common stock, we request you contact the beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. We have included along with this prospectus a suggested form of letter of instructions from nominee holders to beneficial owners. Our request is discussed further in that form.

   If instructed by beneficial owners, nominee holders should complete appropriate rights exercise agreements on behalf of those owners and submit the agreement on a timely basis to the Subscription Agent with the proper payment. Nominee holders bear the risk of loss on delivery of rights exercise agreements and payments. Nominee holders bear all risk of the method of delivery to the Subscription Agent of rights exercise agreement and payments of the purchase price.

   If you send rights exercise agreements and payments by mail, we urge you to send these by registered mail, properly insured, with return receipt requested, and to allow a sufficient number of days to ensure delivery to the Subscription Agent and clearance of payment before the expiration time.

   Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

We Resolve All Procedural and Other Questions

   We will resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of rights. Our resolution will be final and binding. We may in our sole discretion waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.

   We will not consider rights exercise agreements as received or accepted until we have waived or you have cured all irregularities within the time period we determine in our sole discretion. Neither we nor the Subscription Agent have any duty to notify you of any defect or irregularity in your submission of rights exercise agreements or any other required documents. Neither we nor the Subscription Agent will incur any liability for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of rights if it does not comply with the terms of this offering or is not in proper form.

If You Have Any Questions or Need Assistance Concerning Exercising Your Rights

   If you have any questions or requests for assistance concerning the method of exercising your rights, or if you need additional copies of this prospectus, forms of instructions or the notice of guaranteed delivery, please contact the
Subscription Agent at            (telephone: (   )        . You will not pay
any fees for your questions or requests for assistance or documents. You may contact MacKenzie Partners, Inc. our Information Agent for this Rights
Offering, at            telephone (   )          for additional copies, free of
charge, of this prospectus, forms of instructions or the notice of guaranteed delivery. You may contact us at Alpha Technologies Group, Inc., 1155 Dairy Ashford, Suite 216, Houston, TX 77094 telephone: (281)759-7740, attention:
Chief Financial Officer.

You Cannot Revoke Your Exercise of Rights

   Once you have exercised your rights, you may not revoke or change your exercise.

Procedures for Nominees Who Are DTC Participants

   We anticipate that you may exercise your rights through the facilities of the Depository Trust Company, generally known as "DTC."

Foreign and Unknown Addresses

   We are not mailing rights exercise agreements to participants whose addresses are outside the United States or who have an APO or FPO address. In those cases, the Subscription Agent will hold the rights exercise agreements for these foreign participants. To exercise their rights, these foreign participants must notify the Subscription Agent prior to 11:00 a.m., New York
City time, on     , 2000. At that time, if a foreign participant has not given any other instructions, the Subscription Agent will terminate the participant's rights so the rights may be issued to other common stockholders.

We Will Not Make Adjustments to Outstanding Stock Options

   We will not, as a result of this offering, adjust the option price of any option reserved for issuance under our stock option plan for employees and other eligible participants.

Amendment, Extension and Withdrawal

   We may amend, withdraw or terminate this offering at any time at our discretion. We may extend the expiration date.

Issuance of Stock Certificates

   Separate certificates evidencing the rights will not be issued. We will issue stock certificates for common stock purchased in this offering as soon as practicable after the expiration date. The Subscription Agent will deliver subscription payments to us only after the offering is completed and we have issued stock certificates to those who exercised rights.

   Until the Subscription Agent receives proper notice from us to issue stock certificates to stockholders, the Subscription Agent has no obligation to issue such stock certificates. Thereafter, the Subscription Agent will prepare for issuance such stock certificates as promptly as practicable.

   If you exercise rights, you will have no rights as a stockholder of those shares you purchased until we issue you stock certificates representing the shares you purchased. We will register shares purchased by your exercise of rights in the name of the person exercising the rights.

Certain Federal Income Tax Consequences

   General. This section discusses certain federal income tax consequences of this Offering to beneficial owners of our common stock upon distribution of the rights. This discussion is based on the Internal Revenue Code of 1986, as amended, (the "Code"), the Treasury regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change prospectively or retroactively.

   This discussion is limited to U.S. taxpayers who hold our common stock and any common stock acquired upon exercise of the rights as capital assets (generally property held for investment within the meaning of Section 1221 of the Code). This discussion does not include any tax consequences under state, local and foreign law. Financial institutions, broker-dealers, nominee holders of our stock, life insurance companies, tax-exempt organizations and possibly other types of taxpayers may be subject to special provisions of the tax law or subject to other tax considerations not discussed below.

   Distribution of Rights to Holders of The Common Stock. You should not be required to recognize taxable income upon the receipt of the rights.

   Tax Basis of Rights Distributed to the Holders of the Common Stock. The tax basis of rights distributed to a holder of the common stock should be zero, unless either (i) the fair market value of the rights, on the date of distribution, is 15% or more of the fair market value (on the date of distribution) of the common stock held as of that time or (ii) the holder elects, with his or her federal income tax return for this year, to allocate the tax basis of such common stock to the rights. In such case, the tax basis in the common stock should be allocated between the stock and the rights in proportion to the fair market value of each as of the date of the rights distribution.

   YOU ARE URGED TO CONSULT WITH YOUR PERSONAL TAX ADVISOR REGARDING THE PROPER TREATMENT OF THE RECEIPT OF, YOUR TAX BASIS IN THE RIGHTS YOU RECEIVE.

   Exercise of The Rights; Basis And Holding Period of The Common Stock. You should not recognize any gain or loss upon your exercise of rights. Your basis in the common stock acquired through your exercise of rights should be equal to the sum of the purchase price for the common stock acquired by exercise of the rights and your basis in the rights (if any). The holding period for this common stock should begin on the date you exercise the rights.

   Expiration of Rights. If the rights we are distributing to you expire unexercised, you will not recognize any gain or loss, the stock rights will be treated as having no basis, and no adjustment will be made to the basis of your common stock.

   Sale of Shares. If you exercise rights and acquire shares of our common stock, you generally should recognize gain or loss upon the sale of these shares in an amount equal to the difference between the amount realized and your basis in the shares. Gain or loss from an asset held more than one year will generally be taxable as long-term capital gain or loss.

   THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE RIGHTS OFFERING TO YOUR PARTICULAR TAX SITUATION, INCLUDING STATE, FOREIGN AND LOCAL INCOME AND OTHER TAX LAWS.

                               SUBSCRIPTION AGENT

   The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Rights Exercise Agreement and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:

                    American Stock Transfer & Trust Company
                                 59 Maiden Lane
                               New York, NY 10038
                                  718-921-8208

   The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify it from any liability which it may incur in connection with the Rights Offering.

                              PLAN OF DISTRIBUTION

   The Common stock offered hereby is being offered by the Company pursuant to the issuance of Rights directly to holders of shares of common stock on the Record Date. Certain employees, officers or directors of the Company may solicit responses from Holders to the Rights Offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation. MacKenzie Partners, Inc., the Information Agent for this Rights Offering, may solicit responses from the Holders. The Company will pay the fees and expenses of the Information Agent, and has also agreed to indemnify it from any liability which it may incur in connection with the Rights Offering.
   The Company intends to distribute Rights and copies of this Prospectus to stockholders of record on the Record Date promptly following the effective date of the Registration Statement of which this Prospectus forms a part.
   Holders who desire to subscribe for the purchase of shares of common stock in the Rights Offering are urged to complete, date and sign the Rights Exercise Agreement and return it to the Subscription Agent on or before the Expiration Date, together with payment in full of shares should be directed to the Subscription Agent.

                               INFORMATION AGENT

   The Company has appointed MacKenzie Partners, Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below.

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010

   The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.

                                 LEGAL MATTERS

   The validity of the authorization and issuance of the securities offered hereby are being passed upon for Company by Shapiro Forman & Allen LLP, 380 Madison Avenue, New York, New York 10017. Shapiro Forman & Allen has from time to time performed and may in the future perform legal services for certain shareholders of the Company.

                                    EXPERTS

   The consolidated financial statements for October 31, 1999 and the period then ended appearing in this Prospectus have been audited by Grant Thornton LLP independent accountants as set forth in their report thereon appearing elsewhere herein, and are included in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements for October 25, 1998 and October 26, 1997 and the periods then ended appearing in this Prospectus have been audited by Arthur Andersen LLP. independent accountants as set forth in their report thereon appearing elsewhere herein, and are included in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS --
             DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

   Under provisions of the Company's Certificate of Incorporation, any person made a party to any lawsuit by reason of being a director or officer of the Company, or any parent or subsidiary thereof, may be indemnified by the Company to the full extent authorized by the General Corporation Law of the State of Delaware.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                ALPHA TECHNOLOGIES GROUP, INC., AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
For Alpha Technologies Group, Inc.:

Report of Independent Public Accountants (Grant Thornton).................   F-2

Report of Independent Public Accountants (Arthur Andersen)................   F-3

Consolidated Balance Sheets--July 30, 2000 (unaudited), October 31, 1999
 (restated) and October 25, 1998 (restated)...............................   F-4

Consolidated Statements of Operations--For the nine months ended July 30,
 2000 (unaudited) and August 1, 1999 (unaudited and restated) and for the fiscal years ended October 31, 1999, October 25, 1998 and October 26,
 1997 ....................................................................   F-5

Consolidated Statements of Stockholders' Equity--For the nine months ended
 July 30, 2000 (unaudited) and for the fiscal years ended October 31,
 1999, October 25, 1998 and October 26, 1997..............................   F-6

Consolidated Statements of Cash Flows--For the nine months ended July 30,
 2000 (unaudited) and August 1, 1999 (unaudited and restated) and for the fiscal years ended October 31, 1999, October 25, 1998 and October 26,
 1997 (all restated)......................................................   F-7

Notes to Consolidated Financial Statements (restated).....................   F-8

For National Northeast Corporation:

Report of Independent Public Accountants (Grant Thornton).................  F-22

Balance Sheets--June 30, 2000 (unaudited) December 31, 1999 and 1998......  F-23

Statements of Income--For the six months ended June 30, 2000 and 1999
 (unaudited) for the years ended December 31, 1999, 1998 and 1997.........  F-24

Statements of Stockholders' Equity--For the years ended December 31, 1999,
 1998 and 1997............................................................  F-25

Statements of Cash Flows--For the six months ended June 30, 2000 and 1999
 (unaudited) for the years ended December 31, 1999, 1998 and 1997.........  F-26

Notes to Financial Statements.............................................  F-27

                         ALPHA TECHNOLOGIES GROUP, INC.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           [to be filed by amendment]

                         ALPHA TECHNOLOGIES GROUP, INC.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           [to be filed by amendment]

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (In Thousands, Except Share and per Share Data)

                                              July 30,   October 31, October 25,
                                                2000        1999        1998
                                             ----------- ----------- -----------
                                             (Unaudited) (Restated)  (Restated)
                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................    $12,492    $    233    $    880
  Accounts receivable, net of allowance of
   $261, $298 and $410.....................      9,461       7,092       6,608
  Inventories, net.........................      6,289       5,004       5,735
  Net assets of discontinued operation.....      1,947       6,061       6,924
  Prepaid expenses.........................        939         700         436
                                               -------    --------    --------
    Total current assets...................     31,128      19,090      20,583
                                               -------    --------    --------
PROPERTY AND EQUIPMENT, net................      9,253       9,698      11,177
GOODWILL, net..............................      1,747       1,883       2,039
                                               -------    --------    --------
OTHER ASSETS, net..........................      2,234       2,291       2,326
                                               -------    --------    --------
    TOTAL ASSETS...........................    $44,362    $ 32,962    $ 36,125
                                               =======    ========    ========
   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable, trade..................    $ 5,519    $  3,836    $  4,910
  Accrued compensation and related
   benefits................................      1,617       1,325       1,037
  Current portion of other liabilities.....      1,715       1,496       1,720
                                               -------    --------    --------
  Current portion of long-term debt........      1,080       1,080         961
                                               -------    --------    --------
    Total current liabilities..............      9,931       7,737       8,628
REVOLVING CREDIT FACILITY..................        --        2,799       8,180
LONG-TERM DEBT.............................      2,470       3,780       2,833
OTHER LIABILITIES..........................        129         144         167
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Preferred stock, $100 par value; shares
 authorized 180,000........................        --          --          --
Common stock, $.03 par value; shares
 authorized 17,000,000; issued 8,095,899 at
 July 30, 2000; 7,940,838 at October 25,
 1998; and 7,959,007 at October 31, 1999...        243         239         238
Additional paid-in capital.................     44,252      43,828      43,781
Retained deficit...........................     (6,859)    (19,739)    (23,893)
Accumulated other comprehensive income
 (loss)....................................        --          (22)        (91)
                                               -------    --------    --------
                                                37,636      24,306      20,035
Treasury stock, at cost (1,394,353 common
 shares at July 30, 2000 and October 31,
 1999 and 1,008,553 at October 25, 1998)...     (5,804)     (5,804)     (3,718)
                                               -------    --------    --------
    Total stockholders' equity.............     31,832      18,502      16,317
                                               -------    --------    --------
      TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY..............................    $44,362    $ 32,962    $ 36,125
                                               =======    ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In Thousands, Except Shares and per Share Data)

                           For the Nine Months            For the Years Ended
                          ----------------------- -----------------------------------
                           July 30,    August 1,  October 31, October 25, October 26,
                             2000        1999        1999        1998        1997
                          ----------  ----------- ----------- ----------- -----------
                          Unaudited)  (Unaudited) (Restated)  (Restated)  (Restated)
SALES...................  $  43,486    $  35,652   $  48,429   $  58,495   $  58,294
COST OF SALES...........     30,683       26,944      36,121      50,360      47,355
                          ---------    ---------   ---------   ---------   ---------
  Gross profit..........     12,803        8,708      12,308       8,135      10,939
OPERATING EXPENSES
  Research and
   development..........        637          559         738       1,903       1,506
  Selling, general and
   administrative.......      6,250        5,971       8,035       9,660       9,336
  Restructuring and
   other................        --           --          --          (99)      2,208
                          ---------    ---------   ---------   ---------   ---------
    Total operating
     expenses...........      6,887        6,530       8,773      11,464      13,050
                          ---------    ---------   ---------   ---------   ---------
OPERATING INCOME
 (LOSS).................      5,916        2,178       3,535      (3,329)     (2,111)
INTEREST INCOME.........        --           --          --           35         124
OTHER INCOME (EXPENSE),
 net....................        149           22          19         (81)         56
INTEREST EXPENSE........       (556)        (716)       (898)       (970)     (1,003)
                          ---------    ---------   ---------   ---------   ---------
INCOME (LOSS) BEFORE
 INCOME TAXES...........      5,509        1,484       2,656      (4,345)     (2,934)
PROVISION FOR (BENEFIT
 FROM) INCOME TAXES:
  CURRENT...............         50          --           34         --          --
  DEFERRED..............        --           --          (34)        --          --
                          ---------    ---------   ---------   ---------   ---------
INCOME (LOSS) BEFORE
 DISCONTINUED
 OPERATIONS.............      5,459        1,484       2,656      (4,345)     (2,934)
INCOME FROM DISCONTINUED
 OPERATIONS, net of
 income tax effect......        943        1,083       1,498       1,562      (1,028)
GAIN ON SALE OF
 DISCONTINUED OPERATION,
 net of income tax
 effect.................      6,478          --          --          --          610
                          ---------    ---------   ---------   ---------   ---------
    Net income (loss)...  $  12,880    $   2,567   $   4,154   $  (2,783)  $  (3,352)
                          =========    =========   =========   =========   =========
EARNINGS (LOSS) PER
 COMMON SHARE BASIC
  Income (loss) before
   discontinued
   operations...........  $    0.81    $    0.21   $    0.38   $   (0.64)  $   (0.44)
  Income from
   discontinued
   operations...........       0.14         0.16        0.22        0.23       (0.15)
  Gain on sale of
   discontinued
   operation............       0.97          --          --          --         0.09
                          ---------    ---------   ---------   ---------   ---------
    Net income (loss)...  $    1.92    $    0.37   $    0.60   $   (0.41)  $   (0.50)
                          =========    =========   =========   =========   =========
DILUTED
  Income (loss) before
   discontinued
   operations...........  $    0.75    $    0.21   $    0.37   $   (0.64)  $   (0.44)
  Income from
   discontinued
   operations...........       0.13         0.15        0.21        0.23       (0.15)
  Gain on sale of
   discontinued
   operation............       0.88          --          --          --         0.09
                          ---------    ---------   ---------   ---------   ---------
    Net income (loss)...  $    1.76    $    0.36   $    0.58   $   (0.41)  $   (0.50)
                          =========    =========   =========   =========   =========
SHARES USED IN COMPUTING
 NET INCOME (LOSS) PER
 COMMON SHARE
BASIC...................  6,699,610    6,937,127   6,935,778   6,753,752   6,682,106
                          =========    =========   =========   =========   =========
DILUTED.................  7,320,075    7,062,364   7,134,382   6,753,752   6,682,106
                          =========    =========   =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  For the Years Ended October 31, 1999, October 25, 1998 and October 26, 1997

                                                                  Accumulated
                            Common Stock   Additional                Other      Treasury Stock         Total
                          ----------------  Paid In   Retained   Comprehensive ------------------  Stockholder's
                           Shares   Amount  Capital   (Deficit)  Income (Loss)  Shares    Amount      Equity
                          --------- ------ ---------- ---------  ------------- ---------  -------  -------------
                                                     (In Thousands, Except Shares)
BALANCE, October 27,
 1996...................  7,681,733  $230   $43,474   $(17,758)      $(32)     1,017,981  $(3,797)    $22,117
Comprehensive income
 (loss):
Net loss................                                (3,352)                                        (3,352)
Cumulative translation
 adjustments............        --    --        --         --         (93)           --       --          (93)
                                                                                                      -------
Comprehensive income
 (loss).................        --    --        --         --         --             --       --       (3,445)
Issuance to employees
 pursuant to stock
 option plans...........     19,000     1        53        --         --             --       --           54
Acquisition of Lockhart
 Industries, Inc. ......        --    --        --         --         --          (9,428)      79          79
Purchase of Uni-Star
 Industries, Inc.
 minority interest......        --    --         (4)       --         --             --       --           (4)
                          ---------  ----   -------   --------       ----      ---------  -------     -------
BALANCE, October 26,
 1997...................  7,700,733   231    43,523    (21,110)      (125)     1,008,553   (3,718)     18,801
Comprehensive income
 (loss):
Net loss................                                (2,783)                                        (2,783)
Cumulative translation
 adjustments............        --    --        --         --          34            --       --           34
                                                                                                      -------
Comprehensive income
 (loss).................        --    --        --         --         --             --       --       (2,749)
Issuance to employees
 pursuant to stock
 option plans...........     91,834     3       215        --         --             --       --          218
Acquisition of Lockhart
 Industries, Inc........    148,271     4        (4)       --         --             --       --          --
Compensation associated
 with stock options.....                         47                                                        47
                          ---------  ----   -------   --------       ----      ---------  -------     -------
BALANCE, October 25,
 1998...................  7,940,838   238    43,781    (23,893)       (91)     1,008,553   (3,718)     16,317
Comprehensive income
 (loss):
Net income..............                                 4,154                                          4,154
Cumulative translation
 adjustments............        --    --        --         --          69            --       --           69
                                                                                                      -------
Comprehensive income
 (loss).................        --    --        --         --         --             --       --        4,223
Issuance to employees
 pursuant to stock
 option plans...........     18,169     1        33        --         --             --       --           34
Stock repurchases.......        --    --        --         --         --         385,800   (2,086)     (2,086)
Compensation associated
 with stock options.....                         14                                                        14
                          ---------  ----   -------   --------       ----      ---------  -------     -------
BALANCE, October 31,
 1999...................  7,959,007  $239   $43,828   $(19,739)      $(22)     1,394,353  $(5,804)    $18,502
Comprehensive income
 (loss):
Net income..............                                12,880                                         12,880
Cumulative translation
 adjustments............        --    --        --         --          22            --       --           22
                                                                                                      -------
Comprehensive income
 (loss).................        --    --        --         --         --             --       --       12,902
Issuance to employees
 pursuant to stock
 option plans...........    136,892     4       187        --         --             --       --          191
Compensation associated
 with stock options.....                        237                                                       237
                          ---------  ----   -------   --------       ----      ---------  -------     -------
BALANCE, July 30, 2000..  8,095,899  $243   $44,252   $ (6,859)      $ --      1,394,353  $(5,804)    $31,832
                          =========  ====   =======   ========       ====      =========  =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            For the Nine Months           For the Years Ended
                          ----------------------- -----------------------------------
                           July 30,    August 1,  October 31, October 25, October 26,
                             2000        1999        1999        1998        1997
                          ----------- ----------- ----------- ----------- -----------
                          (Unaudited) (Unaudited) (Restated)  (Restated)  (Restated)
                                                (In Thousands)
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss).......   $ 12,880    $  2,567    $  4,154    $ (2,783)   $ (3,352)
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation and
  amortization..........      1,977       1,924       2,600       2,525       2,258
 Gain (loss) on
  sale/disposal of
  equipment.............        --            9         (13)        331         --
 Gain on sale of
  discontinued
  operation.............     (6,478)        --          --          --         (610)
 Cumulative translation
  adjustments...........         15          86          (7)         34         (93)
 Stock option
  compensation expense..        --           56          14          47         --
 Deferred income taxes..        --          --          (34)        --          --
 Net cash provided by
  (used in) discontinued
  operations............        181         622        (250)        943        (863)
 Changes in assets and
  liabilities:
 (Increase) decrease in
  accounts receivable...     (2,369)       (123)       (484)      2,119         293
 (Increase) decrease in
  inventories...........     (1,285)      1,451       1,920         (33)        988
 (Increase) decrease in
  prepaid expenses......       (264)       (374)        129         457         (25)
 Increase (decrease) in
  accounts payable,
  trade.................        987      (1,791)     (1,074)       (332)        349
 Increase (decrease) in
  accrued compensation
  and related benefits..        292         137         288        (171)        389
 Increase (decrease) in
  other liabilities.....       (720)       (600)       (696)     (2,221)        365
                           --------    --------    --------    --------    --------
 Net cash provided by
  (used in) operating
  activities............      5,216       3,964       6,547         916        (301)
                           --------    --------    --------    --------    --------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
Proceeds from business
 divestitures...........     12,300         --          --          --        2,100
Change in goodwill......        --          --          --          --          (39)
Purchase of property and
 equipment..............     (1,367)       (512)       (986)     (4,236)     (1,258)
Proceeds from sale of
 property and
 equipment..............        --           81          96          71         --
(Increase) decrease in
 other assets, net......         28           2           7         --           91
                           --------    --------    --------    --------    --------
 Net cash provided by
  (used in) investing
  activities............     10,961        (429)       (883)     (4,165)        894
                           --------    --------    --------    --------    --------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
Proceeds from issuance
 of common stock........        191          31          34         218          50
Payments to repurchase
 common stock...........        --          --       (1,637)        --          --
Payments for debt issue
 cost...................        --          --         (393)        --          --
Proceeds from revolving
 credit lines...........     49,752      43,131      59,426      70,917      42,198
Payments on revolving
 credit lines...........    (52,551)    (49,124)    (64,806)    (67,935)    (46,823)
Proceeds from term
 debt...................        --        5,400       5,400         920       2,770
Payments on term debt...     (1,310)     (4,064)     (4,335)     (1,485)       (661)
                           --------    --------    --------    --------    --------
 Net cash provided by
  (used in) financing
  activities............     (3,918)     (4,626)     (6,311)      2,635      (2,466)
                           --------    --------    --------    --------    --------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............     12,259      (1,091)       (647)       (614)     (1,873)
CASH AND CASH
 EQUIVALENTS AT
 BEGINNING OF YEAR......        233       1,387         880       1,494       3,367
                           --------    --------    --------    --------    --------
CASH AND CASH
 EQUIVALENTS AT END OF
 YEAR...................   $ 12,492    $    296    $    233    $    880    $  1,494
                           ========    ========    ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

   Alpha Technologies Group, Inc. ("Alpha" or the "Company") derives its revenues from thermal management products, principally heat sinks, which dissipate heat generated by electronic components. The Company's products serve the microprocessor, computer, automotive, telecommunication, industrial controls, transportation, power supply, factory automation, consumer electronics, aerospace and defense industries.

Principles of Consolidation

   The consolidated financial statements include the accounts of Alpha and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated. As more fully described in Note 3--Discontinued Operations and Note 17--Subsequent Events--Discontinued Operations, prior year numbers have been restated, through reclassification, to discontinue the hermetic connector business sold in June 1997, the connector business sold in July 2000, and the subsystems business which is held for sale and is expected to be sold in the near future.

Revenue Recognition

   Revenue from product sales is recognized upon shipment to the customer.

Use of Estimates and Other Uncertainties

   The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

   The Company's financial instruments consist primarily of cash, trade receivables, trade payables and debt instruments. The book values of these instruments are considered to be representative of their respective fair values.

Cash and Cash Equivalents

   Cash and cash equivalents include cash in banks and money market accounts as well as highly liquid investments with initial maturities of less than three months.

Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

   The cost of property and equipment is depreciated using the straight-line method for financial reporting purposes over the estimated useful lives of such assets, ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the related lease term.

Goodwill

   Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over 15 years using the straight-line method. The accumulated amortization for continuing operations on October 31, 1999 and October 25, 1998 was approximately $841,000 and $660,000, respectively and total accumulated amortization was $1,105,000 and $863,000, respectively. Amortization expense for continuing operations of

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

1. Significant Accounting Policies--(Continued)

approximately $181,000, $173,000 and $190,000 was recorded in fiscals 1999, 1998 and 1997, respectively and total amortization expense of approximately $249,000, $231,000 and $248,000 was recorded in fiscals 1999, 1998 and 1997, respectively.

Long-Lived Assets

   The Company reviews the valuation of long lived assets whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and/or its disposition is less than its carrying amount. The Company has not identified any such impairment loss.

Comprehensive Income

   Effective October 26, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires an entity to report and display comprehensive income and its components. Comprehensive income includes net earnings, plus other comprehensive income. The Company's other comprehensive income consists of foreign currency translation adjustments.

Stock-Based Compensation

   The Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock Based Compensation" during October 1995. The standard establishes a fair value approach to valuing stock options awarded to its employees as compensation. The Company has elected, as permitted by the new standard, to continue to follow its intrinsic value based method of accounting for stock options consistent with Accounting Principals Board No. 25, "Accounting for Stock Issued to Employees" (APB 25). The intrinsic method measures compensation cost for stock options as the excess, if any, of the quoted market price of the Company's stock at the measurement date over the exercise price.

Income Taxes

   The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using current enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Foreign Currency Translation

   Assets and liabilities of the Company's foreign operations are translated into U. S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. Resulting translation adjustments are reported as other comprehensive income (loss).

New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and in July 1999 issued Statement of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, and Amendment of FASB Statement No. 133" ("SFAS 137"). SFAS 137 delayed the effective date for SFAS 133 to fiscal years

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

1. Significant Accounting Policies--(Continued)

beginning after June 15, 2000. The Company is required to adopt this for its fiscal year 2001. Management believes that the adoption of these pronouncements will not have a material effect on the Company's consolidated financial position or results of operations.

Interim Financial Information--July 30, 2000 and August 1, 1999 Consolidated Financial Statements

   In management's opinion the accompanying consolidated financial statements contain all adjustments necessary to present fairly the financial position as of July 30, 2000 and the related results of operations and cash flows for the nine months ended July 30, 2000 and August 1, 1999 of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in preparation of the consolidated financial statements.

   Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for the period ended July 30, 2000 and August 1, 1999, pursuant to the rules and regulations of the Securities and Exchange Commission. Information as of July 30, 2000 or for the nine months ended July 30, 2000 and August 1, 1999 is unaudited.

2. Acquisitions

   On August 21, 1996, the Company, through a newly-organized, wholly-owned subsidiary, Lockie Acquisition Corp. ("LAC"), purchased all of the outstanding stock of Lockhart Industries, Inc. ("LII"), a thermal management company, pursuant to an Agreement and Plan of Merger dated as of August 14, 1996 (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company issued 280,556 shares of its common stock in exchange for all of the issued and outstanding common stock of LII. Based upon decreases in LII's working capital prior to the acquisition and collection of accounts receivable, the purchase price was reduced by 73,149 shares of the Company's common stock. The number of shares issued was subject to increase in the event that the Company's common stock was not trading at $9 or more two years from the date of closing. Accordingly, on September 23, 1998, the Company issued an additional 148,271 shares of its common stock. Following the merger, the Company transferred all of LAC's shares to Wakefield Engineering, Inc. ("Wakefield"), a wholly-owned subsidiary of the Company, and changed LAC's name to Lockhart Industries, Inc. ("Lockhart"). In addition, Wakefield paid off an aggregate of $506,000 of LII's debt. The acquisition was accounted for as a purchase transaction, as such, the purchase price was allocated to the assets acquired and liabilities assumed. The operating results of Lockhart have been included in the Company's consolidated results of operations since its acquisition. On October 29, 1999, pursuant to a Stock Purchase Agreement, the Company acquired 350,000 shares of its common stock from the former owners of its Lockhart subsidiary for $1,476,096. The acquired shares were issued as consideration for the purchase of the Lockhart subsidiary in August 1996. As part of the Agreement, the Company released the former owners from the indemnification provisions related to the purchase of the Lockhart business.

3. Discontinued Operations

   In June 1997, substantially all of the assets and business of the Company's hermetic connector business in Ohio were sold for $2,100,000, with a potential additional payment on February 15, 1999 of up to $400,000 based on orders booked by the buyer. No contingent payment was due. The sale resulted in a gain of approximately $610,000, net of income tax expense of $12,000 and reserves primarily related to leased premises. The results of operations for the Company's hermetic connector business are reflected in the accompanying consolidated financial statements as a discontinued operation. Prior to the sale, for the fiscal year ended October 26, 1997, the discontinued operation had revenues of $2,031,000, costs and expenses of $1,977,000 and net income of $54,000. See also Note 17--Subsequent Events--Discontinued Operations.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

4. Inventories

   Inventories consisted of the following on:

                                                         October 31, October 25,
                                                            1999        1998
                                                         ----------- -----------
                                                             (In Thousands)
   Raw materials and components.........................   $ 2,260     $ 2,542
   Work in process......................................     1,882       2,200
   Finished goods.......................................     2,023       2,314
                                                           -------     -------
                                                             6,165       7,056
   Valuation reserve....................................    (1,161)     (1,321)
                                                           -------     -------
                                                           $ 5,004     $ 5,735
                                                           =======     =======

5. Property and Equipment

   Property and equipment consisted of the following on:

                                                         October 31, October 25,
                                                            1999        1998
                                                         ----------- -----------
                                                             (In Thousands)
   Machinery & equipment................................   $17,019     $16,361
   Leasehold improvements...............................     1,146       1,031
                                                           -------     -------
                                                            18,165      17,392
   Accumulated depreciation and amortization............    (8,467)     (6,215)
                                                           -------     -------
                                                           $ 9,698     $11,177
                                                           =======     =======

6. Accrued Compensation and Related Benefits

   Accrued compensation and related benefits consisted of the following on:

                                                         October 31, October 25,
                                                            1999        1998
                                                         ----------- -----------
                                                             (In Thousands)
   Accrued compensation.................................   $   825     $   473
   Other................................................       500         564
                                                           -------     -------
                                                           $ 1,325     $ 1,037
                                                           =======     =======

7. Other Liabilities

   Other liabilities consisted of the following on:

                                                         October 31, October 25,
                                                            1999        1998
                                                         ----------- -----------
                                                             (In Thousands)
   Accrued commissions..................................   $   343     $   679
   Other................................................     1,297       1,208
                                                           -------     -------
                                                             1,640       1,887
   Less: current portion................................    (1,496)     (1,720)
                                                           -------     -------
                                                           $   144     $   167
                                                           =======     =======

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

8. Debt and Revolving Credit Facilities

   Debt and revolving credit facilities consisted of the following on:

                                                        October 31, October 25,
                                                           1999        1998
                                                        ----------- -----------
                                                            (In Thousands)
   Variable-rate revolving credit facility (effective
    interest rates of 8.188% and 8.5% at October 25,
    1998), interest payable monthly, principal is
    repaid and re-borrowed based on cash
    requirements......................................    $   --      $ 8,180
   Variable-rate term notes (effective interest rates
    of 8.75% to 8.85% at October 25, 1998), payable in
    monthly installments ranging from $22,619 to
    $37,500, plus accrued interest....................        --        2,766
   Equipment acquisition facility (effective interest
    rate of 8.75% on October 25, 1998, payable in 84
    monthly installments of $10,952, plus accrued
    interest..........................................        --          920
   Variable-rate revolving credit facility (effective
    interest rate of 8.75% on October 31, 1999),
    interest payable monthly, principal is repaid and
    re-borrowed based on cash requirements............      2,799         --
   Variable-rate term note (effective interest rate of
    8.75% on October 31, 1999), payable in monthly
    installments of $90,000 plus accrued interest.....      4,860         --
   Other..............................................        320         108
                                                          -------     -------
                                                            7,979      11,974
   Less amount reflected in net assets of discontinued
    operations........................................       (320)        --
   Less current portion...............................     (1,080)       (961)
                                                          -------     -------
                                                          $ 6,579     $11,013
                                                          =======     =======

   Effective April 16, 1999, the Company and its subsidiaries (hereinafter referred to as "Borrowers") became parties to a loan and security agreement (the "Agreement") with a commercial lender. The Agreement provides for revolving loans of up to $10,500,000, a $5,400,000 term note payable monthly over five years, and an equipment acquisition facility of up to $1,000,000 for fiscal 1999. An additional $2,000,000 of equipment loans will be made available to Borrowers if the Borrower's earnings before provision for income taxes, excluding all extraordinary and nonrecurring items, equals or exceeds $1.00 for the fiscal year ending October 31, 1999, or for any fiscal year thereafter. The advances on the revolving loans are based on the eligible accounts receivable and inventories and the advances on the equipment acquisition facility may be used only for the purpose of funding capital equipment purchases by the Borrowers. The maturity date of the Agreement is April 15, 2004.

   On October 31, 1999, $2,800,000 was outstanding on the revolving credit facility with interest accruing at the prime rate announced by First Union National Bank plus .5% (8.75% per annum on October 31, 1999). There is an unused line fee equal to .5% per annum on the difference between $10,500,000 and the average daily outstanding principal balance of Revolving Loans during each month payable monthly in arrears on the first day of each month. The $5,400,000 term note accrues interest at the prime rate announced by First Union National Bank plus .5% (8.75% per annum on October 31, 1999) and is payable in fifty-nine (59) equal monthly installments of $90,000 beginning April 30, 1999 and a final installment equal to all unpaid principal on March 31, 2004, together, in each instance, with interest thereon to the date of payment. On October 31, 1999, $4,860,000 was outstanding on the term loan and no borrowings on the equipment acquisition facility. The obligations under the Agreement are secured by a first lien on and assignment of all of the assets of the Borrowers which in aggregate total $34,849,000 on October 31, 1999.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

8. Debt and Revolving Credit Facilities--(Continued)


   Cash paid for interest on all outstanding debt amounted to approximately:

                                                         October October October
                                                          1999    1998    1997
                                                         ------- ------- -------
                                                             (in thousands)
   Continuing Operations................................ $1,215  $  970  $1,003
   Discontinued Operations..............................     60      31     170
                                                         ------  ------  ------
     Total.............................................. $1,275  $1,001  $1,173
                                                         ======  ======  ======

   The amount paid in fiscal 1999 includes $393,000 in debt issue costs, including origination fees, incurred in connection with the refinancing of the Company's credit facilities. These fees will be expensed over the term of the agreement.

   Aggregate payments of debt and revolving credit facilities outstanding as of October 31, 1999 for the next five years are summarized below:

                                                  Continuing Discontinued
   Fiscal Years                                   Operations  Operations  Total
   ------------                                   ---------- ------------ ------
                                                          (In Thousands)
   2000..........................................   $1,080       $140     $1,220
   2001..........................................    1,080        155      1,235
   2002..........................................    1,080         25      1,105
   2003..........................................    1,080        --       1,080
   2004..........................................    3,339        --       3,339
                                                    ------       ----     ------
                                                    $7,659       $320     $7,979
                                                    ======       ====     ======

9. Preferred Stock

   On October 25, 1998 and October 31, 1999, the Company had authorized 180,000 shares of unissued, preferred stock with a par value of $100 per share. The Board of Directors has the authority to issue such preferred stock and to set the terms thereof, including the dividend rate, conversion rights, redemption rights, voting rights and liquidation preferences. There are no shares of preferred stock outstanding as of October 31, 1999.

10. Repurchase of Common Stock

   In October 1999, the Board of Directors of the Company approved a plan to purchase up to $500,000 of the Company's common stock in the open market. Pursuant to the stock repurchase plan, the Company purchased 35,800 shares of common stock during fiscal year 1999 at an aggregate price of $161,011.

   On October 29, 1999, pursuant to a Stock Purchase Agreement, the Company acquired 350,000 shares of its common stock from the former owners of its Lockhart subsidiary. The acquired shares were issued as consideration for the purchase of the Lockhart subsidiary in August 1996. As part of the Agreement, the Company released the former owners from the indemnification provisions related to the purchase of the Lockhart business. A $449,000 indemnification liability was established representing the difference between the market value of the shares repurchased of $1,975,000 and the consideration paid of $1,476,000 to the former owners.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

11. Stock Option Plans

   The Company has in effect nonqualified and incentive stock option plans under which shares are available for exercise. As of October 31, 1999, the Board of Directors has reserved 1,758,099 shares of common stock for issuance under the plans. The prices at which substantially all stock options outstanding have been granted have been equal to or in excess of the fair market value of the Company's stock at the time of the grant. These options vest over periods up to five years. On October 31, 1999, there were 416,949 shares available for future grants.

   The following table summarizes activity and outstanding options under the plans:

                                                                     Weighted
                                                        Shares       Average
                                                     Under Option Exercise Price
                                                     ------------ --------------
   Outstanding on October 27, 1996..................  1,178,334       $4.26
     Granted-Option Price = FMV.....................    240,305        4.03
     Granted-Option Price > FMV.....................     16,695        4.03
     Forfeited......................................   (192,834)       4.58
     Exercised......................................    (19,000)       2.84
                                                      ---------       -----
   Outstanding on October 26, 1997..................  1,223,500        4.13
     Granted-Option Price = FMV.....................    393,720        3.34
     Granted-Option Price > FMV.....................     54,780        4.26
     Forfeited......................................   (318,785)       4.14
     Exercised......................................    (91,815)       2.66
                                                      ---------       -----
   Outstanding on October 25, 1998..................  1,261,400        3.50
     Granted-Option Price = FMV.....................    581,276        3.09
     Granted-Option Price > FMV.....................     26,274        4.95
     Forfeited......................................   (509,631)       3.99
     Exercised......................................    (18,169)       1.88
                                                      ---------       -----
   Outstanding on October 31, 1999..................  1,341,150       $3.66
                                                      =========       =====
     Exercisable as of:
     October 31, 1999...............................    780,640       $3.77
     October 25, 1998...............................    735,733       $4.03
     October 26, 1997...............................    794,515       $3.96

                   Options Outstanding                   Options Exercisable
   --------------------------------------------------------------------------
                               Weighted
                                Average                              Weighted
     Range of     Outstanding  Remaining     Weighted    Exercisable Average
     Exercise        As of    Contractual    Average        as of    Exercise
      Prices       10/31/99      Life     Exercise Price  10/31/99    Price
     --------     ----------- ----------- -------------- ----------- --------
   $1.00 - $2.00     372,900   3.9 Years      $1.85        187,308    $1.85
   $2.01 - $3.00     195,750   3.9 Years      $2.55        150,000    $2.61
   $3.01 - $4.00     160,220   3.8 Years      $3.69        102,672    $3.62
   $4.01 - $5.00     244,780   4.0 Years      $4.54         70,660    $4.66
   $5.01 - $6.00     367,500   1.8 Years      $5.48        270,000    $5.57
                   ---------                               -------
                   1,341,150   3.3 Years      $3.66        780,640    $3.77
                   =========                               =======

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

11. Stock Option Plans--(Continued)


   In October 1996, the Board of Directors authorized a reduction in the exercise price of each outstanding, unvested option to purchase shares of common stock granted in fiscal 1996, to an amount equal to the fair market value of the common stock on such date. The re-pricing has been treated as the surrender and cancellation of outstanding stock options in conjunction with the grant of replacement options with an exercise price of $4.56 per share.

   On October 21, 1998, the Board of Directors granted replacement options for certain outstanding options issued to employees, who were not executive officers or directors of the Company. The replacement options will have an exercise price equal to the fair market value of the common stock on such date and would vest 1/3 immediately and the remainder over two years. The replacement has been treated as the surrender and cancellation of the original outstanding stock options in conjunction with the grant of replacement options.

   On March 30, 1999, the Board of Directors of the Company authorized an increase in the shares issuable under the 1994 Stock Option Plan by 300,000 which was subsequently approved by shareholder vote. In addition, on April 21, 1998, the shareholders approved an amendment to the 1994 Stock Option Plan to provide for an automatic grant of 10,000 options to each non-employee director at the annual meetings held in 1998, 1999 and 2000. Such options will be exercisable at the fair market value of the shares on the date of grant, will vest in one year, and will be exercisable for five years from the date of grant.

   For fiscal 1998 and 1999, $47,000 and $14,000, respectively, was recognized as expense for options issued to non-employees under the Company's stock option plans. Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company has accounted for options issued to employees under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1997: expected volatility 47.39%, risk free interest rate of 6%, expected option life of 5 years, and no expected dividends. The weighted average assumptions used for fiscal 1998 were: expected volatility 51.72%, risk free interest rate of 5.11%, expected option life of 4.5 years, and no expected dividends. The weighted average assumptions used for fiscal 1999 were: expected volatility 74.5%, risk free interest rate of 5.78%, expected option life of 4.0 years, and no expected dividends. In addition, adjustments were made for assumed cancellations.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. If the fair value based method of accounting defined in SFAS 123 had been applied, the Company's net loss and net loss per share would have been increased by approximately $325,000, or $0.05 per basic and diluted share, in fiscal 1997, $472,000, or $0.07 per basic and diluted share, in fiscal 1998, and $516,000 or $0.07 per basic and diluted share, in fiscal 1999. The estimated weighted average fair value of options granted during fiscal 1997, 1998 and fiscal 1999 was $1.97, $1.36, and $2.32, respectively. This pro forma information is not meant to be representative of the effects on reported net income for future years, because as provided by SFAS 123, only the effects of awards granted after the Company's 1995 fiscal year are considered in the pro forma calculation.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

12. Net Income (Loss) Per Share

   Basic net income (loss) per common share is computed by dividing income
(loss) available to common shareholders by the weighted average number of shares of common stock outstanding during each year. Diluted earnings per common share are calculated to give effect to stock options outstanding during the period. The treasury stock method is used to calculate dilutive shares and reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised. For fiscal year 1998 and 1997, potentially dilutive shares were not considered in the computation as their effect would have been antidilutive. The amounts used in calculating basic and dilutive earnings per share and the amounts that would have been used in fiscal 1998 and 1997 were:

                                              October 31, October 25, October 26,
                                                 1999        1998        1997
                                              ----------- ----------- -----------
                                                        (In Thousands)
   Income(loss) used in basic and diluted
    EPS:
     Income (loss) from continuing
      operations............................    $2,656      $(4,345)    $(2,934)
     Gain on sale of discontinued
      operation.............................       --           --          610
     Income from discontinued operation.....     1,498        1,562      (1,028)
                                                ------      -------     -------
       Net income (loss) available to common
        share holders.......................    $4,154      $(2,783)    $(3,352)
                                                ======      =======     =======
   Shares:
     Weighted average common shares
      outstanding--used in basic EPS........     6,936        6,754       6,682
     Net dilutive potential common shares
      issuable on exercise of stock
      options...............................       198          106          98
                                                ------      -------     -------
     Weighted average common shares and
      dilutive potential common shares--used
      in dilutive EPS.......................     7,134        6,860       6,780
                                                ======      =======     =======

13. Income Taxes

   Income (loss) before income taxes was as follows for the fiscal years ended:

                                             October 31, October 25, October 26,
                                                1999        1998        1997
                                             ----------- ----------- -----------
                                                       (In Thousands)
   Domestic.................................   $4,489      $(2,527)    $(3,657)
   Foreign (Discontinued)...................     (335)        (256)       (305)
                                               ------      -------     -------
                                               $4,154      $(2,783)    $(3,962)
   Less: Discontinued operations............    1,498        1,562      (1,028)
                                               ------      -------     -------
   Continuing operations....................    2,656       (4,345)     (2,934)
                                               ======      =======     =======

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

13. Income Taxes--(Continued)


   The provision (benefit) for income taxes was as follows for the fiscal years ended:

                                             October 31, October 25, October 26,
                                                1999        1998        1997
                                             ----------- ----------- -----------
                                                       (In Thousands)
   Federal income tax.......................   $ 1,526      $(946)     $(1,365)
   State income tax.........................       267        --           --
   Foreign income tax.......................       --         --           --
                                               =======      =====      =======
                                                 1,793       (946)      (1,365)
   Valuation allowance provided.............    (1,793)       946        1,365
                                               -------      -----      -------
                                               $   --       $ --       $   --
                                               =======      =====      =======

   The differences in the income taxes provided for and the amounts determined by applying the Federal statutory rate to income before taxes of the Company are summarized as follows:

                                           October 31, October 25, October 26,
                                              1999        1998        1997
                                           ----------- ----------- -----------
   Federal income statutory rate..........     34.0 %     (34.0)%     (34.0)%
   State income taxes, net of federal
    income tax benefit....................      5.9 %       --          --
   Valuation allowance provided...........    (39.9)%      34.0 %      34.0 %
   Foreign income taxes...................      --          --          --
                                              -----       -----       -----
                                                --          --          --
                                              =====       =====       =====

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities and their changes during the year ended October 31, 1999 were as follows:

                                                         Deferred
                                            October 31, (Provision) October 25,
                                               1999       Benefit      1998
                                            ----------- ----------- -----------
                                                      (In Thousands)
   Deferred Tax Assets:
     Net operating loss carryforwards......   $ 5,704     $(1,172)    $ 6,876
     Tax credits...........................       518         (24)        542
     Accrued liabilities...................       105        (252)        357
     Other.................................     1,269        (183)      1,452
                                              -------     -------     -------
       Total gross deferred tax assets.....     7,596      (1,631)      9,227
     Less: Valuation allowance.............    (4,792)      1,682      (6,474)
                                              -------     -------     -------
     Net deferred tax asset................     2,804          51       2,753
                                              =======     =======     =======
   Deferred Tax Liabilities:
     Amortization and depreciation.........    (1,058)        (45)     (1,013)
     Other.................................       --           28         (28)
                                              -------     -------     -------
     Total deferred tax liabilities........    (1,058)        (17)     (1,041)
                                              -------     -------     -------
       Net deferred tax asset..............   $ 1,746     $    34     $ 1,712
                                              =======     =======     =======

   Due to the Company's historical results of operations, a valuation allowance has been provided for the deferred tax assets. The valuation allowance decreased by $1,682,000 in fiscal 1999, increased by $819,000 in fiscal 1998, and increased by $559,000 in fiscal 1997. During fiscal 1999, the net deferred tax asset decreased by $1,682,000 due to the utilization of prior net operating loss carryforwards.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

13. Income Taxes--(Continued)


   On October 31, 1999, the Company had, for tax purposes, net operating loss carryforwards of approximately $16,776,000, unused investment and research and development tax credits of approximately $288,000, and $230,000 of alternative minimum tax credits available to offset future taxable income and Federal income taxes. The net operating loss carryforwards will expire from 2002 to 2018, the investment tax credit and research and development tax credit carryforwards will expire from 2002 to 2005, and the alternative minimum tax credit has no expiration.

   All carryforwards are subject to review and possible adjustment by the Internal Revenue Service. In compliance with the Tax Reform Act of 1986, investment tax credits carried forward were reduced by 35%. The Company's ability to utilize the net operating loss carryforwards to offset alternative minimum taxable income is limited to 90% for tax years after fiscal 1987.

   Additionally, Section 382 of the Internal Revenue Code limits the amounts of net operating loss carryforwards usable by a corporation following a more than 50 percentage point change in ownership of the corporation during a three-year period. It is possible that subsequent transactions involving the Company's capital stock could result in such a limitation. As of October 31, 1999, management does not believe that a 50 percentage point change in ownership has occurred during a three year period.

   Cash paid for income taxes for approximately:

                                             October 31, October 25, October 26,
                                                1999        1998        1997
                                             ----------- ----------- -----------
   Continuing Operations....................  $ 96,000         --        --
   Discontinued Operations..................    50,000     $28,000       --
                                              --------     -------    --------
     Total..................................  $146,000     $28,000       --
                                              ========     =======    ========

14. Commitments and Contingencies

   The Company has operating lease commitments for certain office equipment and manufacturing, administrative and support facilities. Minimum lease payments under noncancellable leases on October 31, 1999 are as follows:

                                                                        Total
                                              Continuing Discontinued Operating
   Fiscal Years                               Operations  Operations   Leases
   ------------                               ---------- ------------ ---------
                                                       (In Thousands)
   2000......................................   $1,515      $  648     $ 2,163
   2001......................................    1,431         635       2,066
   2002......................................    1,357         625       1,981
   2003......................................    1,207         620       1,828
   2004......................................    1,128         424       1,552
   Thereafter................................    1,746          81       1,827
                                                ------      ------     -------
   Minimum lease payments....................   $8,384      $3,033     $11,417
                                                ======      ======     =======

   Rent expense (exclusive of operating expenses and net of sublease rents) for operating leases for continuing operations was approximately $1,140,000, $1,067,000 and $1,064,000 in fiscal 1999, 1998 and 1997, respectively. Total rent expense (exclusive of operating expenses and net of sublease rents) for all operating leases was approximately $1,692,000, $1,584,000 and $1,594,000 in fiscal 1999, 1998 and 1997, respectively.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

14. Commitments and Contingencies--(Continued)


   The Company is engaged in various lawsuits, the outcome of which cannot presently be determined. In the opinion of management, losses, if any, resulting from these lawsuits will not have a material effect on the Company's consolidated financial statements.

15. Retirement Plans

   The Company sponsors a defined contribution plan which is available to all domestic employees. This plan provides for employer contributions based on employee participation. The total expense under the plan was:

                                             October 31, October 25, October 26,
                                                1999        1998        1997
                                             ----------- ----------- -----------
   Continuing Operations....................  $231,000    $327,000    $293,000
   Discontinued Operations..................   113,000     125,000     148,000
                                              --------    --------    --------
     Total..................................  $344,000    $452,000    $441,000
                                              ========    ========    ========

16. Business Segment Information

                                           October 31, October 25, October 26,
                                              1999        1998        1997
                                           ----------- ----------- -----------
   Net sales by geographic area:
   Sales to Customers Within the
    Continental US........................   $44,690     $53,032     $53,666
   Exports From the US to Unaffiliated
    Customers.............................     3,739       5,463       4,628
                                             -------     -------     -------
     Total Sales..........................   $48,429     $58,495     $58,294
                                             =======     =======     =======

17. Subsequent Events--Discontinued Operations (Unaudited)

   On July 28, 2000, pursuant to a Stock Purchase Agreement (the "Agreement"), the Company sold its connector business, Uni-Star Industries, Inc. ("Uni-Star" or the "Business") to Tyco Electronics Corporation and Tyco Electronics UK Ltd. (the "Buyer"). The sale included 100% of the outstanding stock of Uni-Star Industries, Inc. and Microdot Connectors Europe, Ltd. (a wholly owned UK subsidiary of Uni-Star) and the agreement by Alpha and certain of their affiliates not to engage in the connector business for five years.

   Alpha received $12,300,000, in cash subject to reduction if Uni-Star's Net Assets (as defined in the Stock Purchase Agreement) is determined to be less than $3,986,000 as of the closing date. The purchase price was a negotiated amount between Buyer and Seller. The sale resulted in a gain of approximately $6,478,000, net of state income tax expense of $640,000. The tax provision recorded on the gain on sale is not at statutory rates due to the Company's utilization of its net operating loss carryforwards.

   In addition, the board has approved the sale of the Company's subsystems business (Malco Technologies, Inc.). Accordingly, the results of operations for the Company's connector business which was sold and its sub-systems business are reflected in the accompanying consolidated financial statements as discontinued operations. Previously these businesses were reported as the "Connector Segment" and "Subsystems segment" for reporting purposes.

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

17. Subsequent Events--Discontinued Operations--(Continued)


   Summary operating results of the discontinued operations are as followed for the fiscal year ended:

 Connector Operations--Sold July 28, 2000

                             October 31, October 25, October 26,
                                1999        1998        1997
                             ----------- ----------- -----------
                                       (in thousands)
   Sales....................   $10,623     $12,579     $11,809
   Costs and expenses.......     9,635      11,590      12,842
                               -------     -------     -------
     Net income of
      discontinued
      operation.............   $   988     $   989     $(1,033)
                               =======     =======     =======

 Subsystems Operations Held For Sale
                             October 31, October 25, October 26,
                                1999        1998        1997
                             ----------- ----------- -----------
                                       (in thousands)
   Sales....................   $ 6,168     $ 5,971     $ 5,562
   Costs and expenses.......     5,658       5,398       5,611
                               -------     -------     -------
     Net income of
      discontinued
      operation.............   $   510     $   573     $   (49)
                               =======     =======     =======

   No income tax provision was provided in income from discontinued operations due to the Company's use of its net operating loss carryforwards.

   Summary Balance Sheet Data For Connector Operation--Sold July 28, 2000

                                                         October 31, October 25,
                                                            1999        1998
                                                         ----------- -----------
   Current assets.......................................   $3,212      $4,018
   Property plant and equipment.........................    1,515       1,827
   Non-current assets...................................      244         201
   Current liabilities..................................     (836)     (1,383)
   Non-current liabilities..............................     (149)        (50)
                                                           ------      ------
                                                           $3,986      $4,613
                                                           ======      ======

   Summary Balance Sheet Data For Subsystem Operation Held For Sale
                                                         October 31, October 25,
                                                            1999        1998
                                                         ----------- -----------
   Current assets.......................................   $2,248      $2,550
   Property plant and equipment.........................      249         351
   Non-current assets...................................      480         527
   Current liabilities..................................     (818)     (1,117)
   Non-current liabilities..............................      (84)        --
                                                           ------      ------
                                                           $2,075      $2,311
                                                           ======      ======

                                                                     SCHEDULE II

                ALPHA TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                          Additions
                               Balance at Charged to                Balance at
                               Beginning  Costs and                   End of
         Description           of Period   Expense    Deductions      Period
         -----------           ---------- ----------  ----------    ----------
ALL OPERATIONS
Allowance for doubtful
 accounts deducted from
 accounts receivable in the
 balance sheet--
  1999........................ $  524,226 $      --   $  100,260(1) $  423,966
  1998........................    327,888    208,178      11,840(1)    524,226
  1997........................    279,665    279,771     231,548(1)    327,888
Allowance for obsolete
 inventory deducted from
 inventories in the balance
 sheet--
  1999........................ $2,398,173 $  502,309  $  510,447(2) $2,390,035
  1998........................  1,868,704  1,815,095   1,285,626(2)  2,398,173
  1997........................  1,102,260  2,122,091   1,355,647(2)  1,868,704
Allowance for Wakefield
 facility consolidation
  1999........................ $  105,064 $      --   $   98,028    $    7,036
  1998........................ $1,749,983 $ (362,000) $1,282,919(3) $  105,064
Allowance for European
 consolidation
  1999........................ $   35,490 $      --   $   35,490    $      --
  1998........................        --     150,000     114,510        35,490

CONTINUING OPERATIONS
Allowance for doubtful
 accounts deducted from
 accounts receivable in the
 balance sheet--
  1999........................ $  410,254 $      --   $  112,354(1) $  297,900
  1998........................    240,808    188,575      19,129(1)    410,254
  1997........................     89,534    404,776     253,502(1)    240,808
Allowance for obsolete
 inventory deducted from
 inventories in the balance
 sheet--
  1999........................ $1,320,745    309,000     468,379(2)  1,161,366
  1998........................    748,356  1,237,481     665,092(2)  1,320,745
  1997........................    566,070  1,395,095   1,212,809(2)    748,356
Allowance for Wakefield
 facility consolidation
  1999........................ $  105,064 $      --   $   98,028    $    7,036
  1998........................ $1,749,983 $ (362,000) $1,282,919(3) $  105,064

--------
(1) Uncollectible accounts written off, net of recoveries.
(2) Obsolete inventory written off at cost, net of value recovered.
(3) Primarily severance and equipment write offs.

                         NATIONAL NORTHEAST CORPORATION

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                           [to be filed by amendment]

                         NATIONAL NORTHEAST CORPORATION

                                 BALANCE SHEETS
                               As of December 31,

                                                   June 30,
                                                     2000      1999     1998
                                                  ----------- -------  -------
                                                                (Amounts in
                                                  (Unaudited)   thousands)
                     ASSETS
Current Assets
  Cash and Cash Equivalents......................   $   --    $   --   $   --
  Accounts Receivable--less allowances of $250,
   $107 and $154.................................     5,582     4,987    4,548
  Inventories....................................     5,636     3,052    2,849
  Other Current Assets...........................       214       193      139
                                                    -------   -------  -------
    Total Current Assets.........................    11,423     8,232    7,536
Property and Equipment--net......................    18,147    18,963   16,143
Other Assets and Deferred Charges--net...........        10        10       10
Excess of Cost over Net Assets of Acquired
 Companies.......................................     7,700     7,885    8,253
                                                    -------   -------  -------
    Total Assets.................................   $37,289   $35,090  $31,942
                                                    =======   =======  =======

      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Revolving Loan Payable to Mestek, Inc..........   $ 4,597   $ 7,346  $ 2,329
  Current Portion of Long-Term Debt..............       --         19       43
  Accounts Payable...............................     5,129     1,882    3,912
  Other Accrued Liabilities......................     1,158       346      450
                                                    -------   -------  -------
    Total Current Liabilities....................    10,884     9,593    6,734
Deferred Tax Liability...........................     1,757     1,485      949
Long-Term Debt...................................     8,570     8,570    8,593
                                                    -------   -------  -------
    Total Liabilities............................    21,211    19,648   16,276
                                                    -------   -------  -------
Shareholders' Equity:
  Common Stock--no par value 1,000 shares issued        --        --       --
  Paid in Capital................................    11,841    11,841   11,841
  Retained Earnings..............................     5,186     4,550    4,698
  Treasury Shares, at cost (80, 80 and 70 common
   shares, respectively).........................      (949)     (949)    (873)
                                                    -------   -------  -------
    Total Shareholders' Equity...................    16,078    15,442   15,666
                                                    -------   -------  -------
      Total Liabilities and Shareholders'
       Equity....................................   $37,289   $35,090  $31,942
                                                    =======   =======  =======

                See Accompanying Notes to Financial Statements.

                         NATIONAL NORTHEAST CORPORATION

                              STATEMENTS OF INCOME

                            For the six months  For the years ended December
                              ended June 30,                31,
                            ------------------- ------------------------------
                               2000      1999     1999      1998       1997
                            ----------- ------- --------  ---------  ---------
                            (unaudited)    *       (Dollars in thousands,
                                                 Except Earnings Per Common
                                                           Share)
Total Revenues.............   $18,876   $       $ 30,477  $  32,278  $  29,645
Cost of Goods Sold.........    14,804             25,793     24,876     23,198
                              -------   ------- --------  ---------  ---------
Gross Profit...............     4,072              4,684      7,402      6,447
Selling Expense............       953              1,968      1,586      1,294
General and Administrative
 Expense...................     1,204              1,295      1,689      2,054
Engineering Expense........       166                453        619        396
                              -------   ------- --------  ---------  ---------
Operating Profit...........     1,749                968      3,508      2,703
Interest Expense...........       675              1,169        659        473
Other Income (Expense),
 Net.......................         4                (12)       (33)       (31)
                              -------   ------- --------  ---------  ---------
Income Before Income
 Taxes.....................     1,070               (213)     2,816      2,199
Income Taxes (Benefit).....       434                (64)     1,014        898
                              -------   ------- --------  ---------  ---------
Net Income.................   $   636           $   (149) $   1,802  $   1,301
                              =======   ======= ========  =========  =========
Basic Earnings per Common
 Share:                       $691.30           $(160.73) $1,937.63  $1,391.44
                              =======   ======= ========  =========  =========
  Basic Weighted Average
   Shares Outstanding......       920                927        930        935
                              =======   ======= ========  =========  =========
  Diluted Earnings Per
   Common Share............   $691.30           $(160.73) $1,937.63  $1,391.44
                              =======   ======= ========  =========  =========
  Diluted Weighted Average
   Shares Outstanding......       920                927        930        935
                              =======   ======= ========  =========  =========

--------
*to be provided by amendment.


                See Accompanying Notes to Financial Statements.

                         NATIONAL NORTHEAST CORPORATION

                        STATEMENT OF STOCKHOLDERS EQUITY
                        For the years ended December 31,

                           [To Be Filed by Amendment]

                         NATIONAL NORTHEAST CORPORATION

                            STATEMENTS OF CASH FLOWS

                                  For the six months    For the years ended
                                    ended June 30,         December 31,
                                 -------------------- -------------------------
                                    2000       1999    1999     1998     1997
                                 ----------- -------- -------  -------  -------
                                 (unaudited)    *     (Dollars in thousands)
Cash Flows from Operating
 Activities:
  Net Income...................    $   636   $           (149)   1,801    1,301
Adjustments to Reconcile Net
 Income to Net Cash Provided by
 Operating Activities:
  Depreciation and
   Amortization................      1,355              2,275    2,058    1,815
  Provision for Losses on
   Accounts Receivable, net of
   write-offs..................        143                (47)     (37)     (26)
  Changes in assets and
   liabilities net of effects
   of acquisitions and
   dispositions:
    Accounts Receivable........       (738)              (391)     264   (1,309)
    Inventory..................     (2,584)              (204)    (843)      76
    Accounts Payable...........      3,247             (2,029)    (570)   1,534
    Other Liabilities..........      1,085                431      346      575
    Other Assets...............        (21)               (54)     (19)  (4,269)
                                   -------   -------- -------  -------  -------
Net Cash Provided by Operating
 Activities....................      3,123               (168)   3,000     (303)
                                   -------   -------- -------  -------  -------
Cash Flows from Investing
 Activities:
  Capital Expenditures (net of
   dispositions)...............       (355)            (4,727)  (7,907)  (4,826)
                                   -------   -------- -------  -------  -------
Net Cash Used in Investing
 Activities....................       (355)            (4,727)  (7,907)  (4,826)
                                   -------   -------- -------  -------  -------
Cash Flows from Financing
 Activities:
  Net Borrowings Under
   Revolving Credit Agreement..     (2,749)             5,017    1,950      (76)
  Principal Payments Under Long
   Term Debt Obligations.......        (19)               (46)     (43)     (89)
  Proceeds from Issuance of
   Long Term Debt..............                                  3,000    5,570
  Repurchase of Common Stock...                           (76)     --      (276)
                                   -------   -------- -------  -------  -------
Net Cash (Used In) Provided by
 Financing Activities..........    $(2,768)  $        $ 4,895  $ 4,907  $ 5,129
                                   -------   -------- -------  -------  -------
Net Increase (Decrease) in Cash
 and Cash Equivalents..........        --         --      --       --       --
Cash and Cash Equivalents--
 Beginning of Year.............        --         --      --       --       --
                                   -------   -------- -------  -------  -------
Cash and Cash Equivalents--End
 of Year.......................        --         --      --       --       --
                                   =======   ======== =======  =======  =======

--------
*to be provided by amendment.


                See Accompanying Notes to Financial Statements.

                         NATIONAL NORTHEAST CORPORATION

                       NOTES TO THE FINANCIAL STATEMENTS

1. Significant Accounting Policies

Basis of Presentation

   The consolidated financial statements include the accounts of National Northeast Corporation (the Company). As of December 31, 1999, the Company was owned approximately 90% by Mestek, Inc., a publicly traded company, and is included in Mestek's Consolidated Financial Statements.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Unbilled Receivables

   Revenue from product sales is recognized at the time of shipment.

Cash Equivalents

   The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents include investments in an institutional money market fund, which invests in U.S. Treasury bills, notes and bonds, and/or repurchase agreements, backed by such obligations.

Inventories

   Inventories are valued at the lower of cost or market. The cost of inventories are determined by the last-in, first-out (LIFO) method.

Property and Equipment

   Property and equipment are carried at cost. Depreciation and amortization are computed using straight-line methods over the estimated useful lives of the assets or the life of the lease, if shorter. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant improvements are capitalized.

Excess of Cost Over Net Assets of Acquired Companies (Goodwill)

   The Company amortizes goodwill on the straight-line basis over the estimated period to be benefited. The Company's acquisition by Mestek, Inc. and other investors on October 28, 1995 resulted in Goodwill of approximately $9,216,000, which is being amortized over 25 years. The Company continually evaluates the carrying value of goodwill. Any impairments would be recognized when the expected future operating cash flows derived from the underlying acquired businesses is less than the carrying value of the goodwill. Accumulated amortization of goodwill was $1,331,000 and $962,000 at December 31, 1999 and 1998, respectively.

                         NATIONAL NORTHEAST CORPORATION

Advertising Expense

   Advertising costs are charged to operations as incurred. Such charges aggregated $194,000, $70,000, and $131,000, for the years ended December 31, 1999, 1998, and 1997 respectively.

Treasury Shares

   Common stock held in the Company's treasury has been recorded at cost.

Earnings per common share

   Basic earnings per share have been computed using the weighted average number of common shares outstanding.

Currency Translation

   Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Net foreign currency transactions are reported in the results of operations in U.S. dollars at average exchange rates.

Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

   For the years ended December 31, 1999 and December 31, 1998, respectively, the components of other comprehensive income were not material.

Reclassification

   Reclassifications are made periodically to previously issued financial statements to conform to the current year presentation.

                         NATIONAL NORTHEAST CORPORATION

2. Inventories

   Inventories consisted of the following at December 31:

                                                          1999         1998
                                                       -----------  -----------
                                                       (amounts in thousands)
   Finished Goods..................................... $     1,987  $     1,372
   Work-in-progress...................................         832          978
   Raw Materials......................................         286          562
                                                       -----------  -----------
                                                             3,105        2,912
   Less provision for LIFO method of valuation........         (53)         (63)
                                                       -----------  -----------
                                                       $     3,052  $     2,849
                                                       ===========  ===========

3. Property and Equipment

   Property and equipment consisted of the following at December 31:

                                                                    Depreciation
                                                   1999     1998    Useful Lives
                                                  -------  -------  ------------
                                                    (amounts in
                                                    thousands)
   Land.......................................... $   320  $   320
   Building......................................   4,323    2,086  10-40 Years
   Equipment.....................................  20,822   18,422   3-10 Years
                                                  -------  -------
                                                   25,465   20,828
   Accumulated Depreciation......................  (6,502)  (4,685)
                                                  -------  -------
                                                  $18,963  $16,143
                                                  =======  =======

   The above amounts include $235,000, and $6,806,000, at December 31, 1999 and 1998 respectively, in assets that had not yet been placed in service by the Company. No depreciation was recorded in the related periods for these assets.

   Depreciation expense was $1,906,000, $1,689,000, and $1,445,000, for the years ended December 31, 1999, 1998, and 1997, respectively. Amortization expense was $369,000, $369,000, and $370,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

                         NATIONAL NORTHEAST CORPORATION

4. Long Term Debt

   Long-Term Debt consisted of the following:

                                                                Dec.     Dec.
                                                                 31,      31,
                                                                1999     1998
                                                               -------  -------
                                                                 (amounts in
                                                                 thousands)
   Revolving Credit Note and Loan Agreement................... $ 7,346  $ 2,329
   Other Bonds and Notes Payable..............................   8,570    8,570
   Other Notes Payable........................................      19       65
                                                               -------  -------
                                                                15,935   10,964
   Less Current Maturities....................................  (7,365)  (2,371)
                                                               -------  -------
                                                               $ 8,570  $ 8,593
                                                               =======  =======

   Revolving Loan Agreement--The Company executed a Revolving Credit Note and Loan Agreement on January 1, 1997 with its parent company, Mestek, Inc. The Agreement provides $10 million of unsecured revolving credit capacity and is a "demand" facility. Borrowings under the Agreement bear interest at a floating rate based on the prime rate of interest as announced from time to time by Fleet, a commercial bank.

   Notes Payable Lexington--The Company is obligated under three promissory notes payable to Lexington Business Trust, a Massachusetts Business Trust controlled by Mestek, Inc. as follows:

   Date                               Amount      Interest       Maturity Date
   ----                              --------- --------------- -----------------
   February 1, 1997................. 4,000,000 Fleet prime + % December 31, 2001
   July 10, 1997.................... 1,570,000 Fleet prime + % July 10, 2002
   February 13, 1998................ 3,000,000 Fleet prime + % February 13, 2003

   Cash paid for interest was $1,169,000, $659,000, and $473,000, during the years ended December 31, 1999, 1998, and 1997, respectively.

   Maturities of debt in each of the next five years are as follows:

   2000.............................................................. $7,365,000
   2001.............................................................. $4,000,000
   2002.............................................................. $1,570,000
   2003.............................................................. $3,000,000
   2004.............................................................. $        0

   The fair value of the Company's long-term debt is estimated based on the current interest rates offered to the Company for debt of the same remaining maturities. Management believes the carrying value of debt approximates its fair value as of December 31, 1999.

5. Shareholders' Equity

   The Company has authorized common stock of 2,000, shares with no par value. 1,000 shares have been issued of which 80 have been acquired as treasury shares as of December 31, 1999. 820 of the remaining 920 issued and outstanding common shares are owned by Mestek, Inc.

                         NATIONAL NORTHEAST CORPORATION

6. Income Taxes

   Income tax expense (benefit) consisted of the following:

                                                              1999    1998  1997
                                                              -----  ------ ----
                                                                 (amounts in
                                                                 thousands)
   Federal Income Tax:
     Current................................................. $(576) $  714 $ 81
     Deferred................................................   509     178  630
   State Income Tax:
     Current.................................................   (54)    101   31
     Deferred................................................    57      21  156
                                                              -----  ------ ----
   Income Taxes.............................................. $ (64) $1,014 $898
                                                              =====  ====== ====

   Total income tax expense from continuing operations differed from "expected" income tax expense, computed by applying the U.S. federal income tax rate of 35% to earnings before income tax, as follows:

                                                              1999   1998  1997
                                                              ----  ------ ----
                                                                (amounts in
                                                                 thousands)
   Computed "expected" income tax............................ $(75) $  931 $770
   State income tax, net of federal tax benefit..............    2      80  121
   Other--net................................................    9       3    7
                                                              ----  ------ ----
   Income Taxes.............................................. $(64) $1,014 $898
                                                              ====  ====== ====

   A deferred income tax (expense) benefit results from temporary timing differences in the recognition of income and expense for income tax and financial reporting purposes. The components of and changes in the net deferred tax assets (liabilities) which give rise to this deferred income tax (expense) benefit for the years ended December 31, 1999, 1998, and 1997 are as follows:

                                                          1999    1998   1997
                                                         -------  -----  -----
                                                             (amounts in
                                                             thousands)
   Deferred Tax Assets:
     Compensated Absences...............................       9      0      0
     Inventory Valuation................................      20     18     37
     Accounts Receivable Valuation......................      20    (24)    73
     State Tax Operating Loss Carry forward.............       4      0      0
   Deferred Tax Liabilities:
     Prepaid Expenses...................................     (16)     0    (45)
     Depreciation and Amortization......................  (1,524)  (943)  (714)
                                                         -------  -----  -----
       Net Deferred Tax Assets (Liabilities)............ $(1,485) $(949) $(649)
                                                         =======  =====  =====

   At December 31, 1999, the Company has state tax operating loss carry forwards of approximately $119,000 which are available to reduce future income taxes payable, subject to applicable "carry forward" rules and limitations. These losses begin to expire after the year 2014.

   Cash paid for income taxes was $83,000, $730,000, and $160,000 for the years ended December 31, 1999, 1998 and 1997 respectively.

                        NATIONAL NORTHEAST CORPORATION

7. Leases

   During 1999, 1998, and 1997, the Company leased real property as follows:

                                                                  December 31,
                                      Date             Basic      1999 Minimum
                                    of Lease Term  Annual Rental Future Rentals
                                    -------- ----- ------------- --------------
   65 Manchester St................  3/1/92  5+1yr    $60,000             0
     Lawrence, MA
   1201 American Superior Blvd. ...  6/1/94  6 yrs    $70,400        29,333
     Winterhaven, FLA

   The Company also leases certain vehicles and items of office equipment.

   Rent expense for all operating leases, was $114,000, $118,000, and $168,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

   Future minimum lease payments under all non-cancelable leases as of December 31, 1999 are as follows:

                                                                       Operating
   Year Ending December 31,                                             Leases
   ------------------------                                            ---------
     2000.............................................................   99,646
     2001.............................................................   55,428
     2002.............................................................   37,952
     2003.............................................................   22,140
     2004.............................................................   22,140
     After 2005.......................................................      --
                                                                       --------
     Total minimum lease payments..................................... $237,306
                                                                       ========

8. Employee Benefit Plans

   The Company participates on the qualified 401(k) Plan for salaried employees maintained by its parent company, Mestek, Inc. Eligible participants may elect to have up to fifteen percent (15%) of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. Participants may also elect to make nondeductible voluntary contributions up to an additional ten percent (10%) of their gross earnings each year within the legal limits. The Company contributes $0.25 of each $1.00 deferred by participants and deposited to the Plan not to exceed one and five tenths percent (1.5%) of an employee's compensation. The Company does not match any amounts for withholdings from participants in excess of six percent (6%) of their compensation or for any nondeductible voluntary contributions. Contributions are funded on a current basis. Contributions to the Plan were $16,408, $13,205, and $8,578 for the years ended December 1999, 1998, and 1997, respectively.

   The Company maintains bonus plans for its officers and other key employees. The plans generally allow for annual bonuses for individual employees based upon the operating results of the Company in excess of a percentage of the Company's investment. The Company maintains an employment agreement with its president.

   None of the Company's employees were covered under collective bargaining agreements, during the years ended December 31, 1997, 1998, and 1999.

                         NATIONAL NORTHEAST CORPORATION

9. Commitments and Contingencies

   The Company is subject to several legal actions and proceedings in which various monetary claims are asserted. Management, after consultation with its corporate counsel and outside counsel, does not anticipate that any ultimate liability arising out of all such litigation and proceedings will have a material adverse effect on the financial condition of the Company.

   The Company is subject to numerous laws and regulations that govern the discharge and disposal of materials into the environment. Liabilities for environmental remediation and/or restoration are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. The Company is not aware, at present, of any material administrative or judicial proceedings against the Company arising under any federal, state or local environmental protection laws or regulations (Environmental Laws). A claim has been made, however, against the Company in relation to an environmental cleanup undertaken by the owner of the Lawrence, Massachusetts's facility, which the Company leased prior to March of 1998. Based on the information presently available to it, management does not believe that the costs of addressing any of the releases will have a material adverse effect on the Company's financial position or the results of operations.

10. Related Party Transactions

   The Company's principal shareholder is Mestek, Inc., a publicly traded company listed on the New York Stock Exchange. Mestek provides substantially all of the Company's working capital through the credit facilities described in
Note 4 to these Financial Statements. Under the Company's cash management practices all cash receipts, net of cash disbursements, are applied on a daily basis against the Revolving Loan Agreement described in Note 4. Mestek also provides certain management services for which a corporate management fee is charged on an annual basis. The Company has historically filed consolidated federal income tax return with Mestek and Mestek, accordingly, has charged the Company for its proportionate share of the consolidated federal income tax liability paid by Mestek each year.
   Product sales to Mestek and its affiliates were $2,409,415, $1,257,222, and $1,055,542 during the years 1999, 1998, and 1997, respectively. Accounts Receivable from Mestek and its affiliates were $549,625, $178,770, and $65,895, as of December 31, 1999, 1998, and 1997, respectively.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   SEC Registration Fee.............................................. $1,020.22
   NASDAQ Entry Fee..................................................     *
   Subscription Agent's fees and expenses............................     *
   Information Agent's fees and expenses.............................     *
   Printing fees.....................................................     *
   Legal fees and expenses...........................................     *
   Accounting fees and expenses......................................     *
   Blue Sky fees and expenses (including legal fees).................     *
   Miscellaneous.....................................................     *
                                                                      ---------
     Total...........................................................     *
                                                                      =========

--------
* To be filed by Amendment.

   The foregoing, except for the Securities and Exchange Commission registration fee are estimates.

Item 15. Indemnification of Directors and Officers

   Section 145(a) of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

   Subsection 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

   Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, and that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. It empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

   The Company's certification of incorporation, as amended and restated, provides:

     The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section.

   [The Company has entered into indemnification agreements with each director providing for indemnification to the fullest extent permitted by Delaware law.]

Item 16. Exhibits.

 Exhibit No. Description
 ----------- -----------
     4.1     Form of Rights Exercise Agreement.
     5       Opinion of Shapiro Forman & Allen LLP.*
    23.1     Consent of Grant Thornton, LLP.*
    23.2     Consent of Arthur Anderson LLP*
    23.3     Consent of Shapiro Forman & Allen LLP.*
    24.1     Power of Attorney--included on signature page.
    99.1     Form of Letter to Stockholders.
    99.2     Form of Letter from Brokers or other Nominees to Beneficial Owners of Common Stock.
    99.3     Form of Letter to Nominees
    99.4     Form of Notice of Guaranteed Delivery.
    99.5     Form of Subscription Agency Agreement.

--------
* To be filed by Amendment.

Item 17. Undertakings.

   A. The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) shall not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     2. The undersigned registrant hereby undertakes that:

       1. For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York on October 6, 2000.

                                          Alpha Technologies Group, Inc.

                                              /s/     Lawrence Butler
                                          By: _________________________________
                                               Chairman and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Alpha Technologies Group, Inc. hereby constitutes and appoints Lawrence Butler and Johnny J. Blanchard, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, to sign any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Lawrence Butler           Chairman, Chief Executive    October 6, 2000
______________________________________  Officer and Director
           Lawrence Butler              (Principal Executive
                                        Officer)

        /s/ Robert C. Streiter         Chief Operating Officer,     October 6, 2000
______________________________________  President and Director
          Robert C. Streiter

       /s/ Johnny J. Blanchard         Chief Financial Officer      October 6, 2000
______________________________________  (Principal Financial and
         Johnny J. Blanchard            Accounting Officer)

        /s/ Marshall D. Butler         Director                     October 6, 2000
______________________________________
          Marshall D. Butler

        /s/ Donald K. Grierson         Director                     October 6, 2000
______________________________________
          Donald K. Grierson

         /s/ Frederic A. Heim          Director                     October 6, 2000
______________________________________
           Frederic A. Heim

         /s/ Kenneth W. Rind           Director                     October 6, 2000
______________________________________
           Kenneth W. Rind